Exhibit 99.1

INVESTOR RIGHTS AGREEMENT

dated as of

February 26, 2025

between

FTAI INFRASTRUCTURE INC.,

LABOR IMPACT FUND, L.P.,

LIF AIV 1, L.P.,

LABOR IMPACT FEEDER FUND, L.P., and

LABOR IMPACT REAL ESTATE (CAYMAN) HOLDINGS, L.P.

TABLE OF CONTENTS

Article I

DEFINITIONS

Article II

TERMINATION

Article III

REGISTRATION RIGHTS

Article IV

ADDITIONAL AGREEMENTS

Article V

MISCELLANEOUS

INVESTOR RIGHTS AGREEMENT (this "Agreement"), dated as of February 26, 2025, is made by and among FTAI Infrastructure Inc., a Delaware corporation (including its successors and assigns, the "Company"), and Labor Impact Fund, L.P., a Delaware limited partnership ("LIF LP") and LIF AIV 1, L.P., a Delaware limited partnership (together with LIF LP, the "Investors"), and solely for purposes of Section 4.3, Labor Impact Feeder Fund, L.P., a Delaware limited partnership ("LIF Feeder") and Labor Impact Real Estate (Cayman) Holdings, L.P., a Cayman Islands exempted limited partnership ("LIF Real Estate," and collectively with the Investors and LIF Feeder, the "GCM Parties").

WHEREAS, the Company has entered into a Purchase Agreement, dated as of February 26, 2025 (the "Purchase Agreement"), pursuant to which the Company has agreed to purchase and acquire from LIF LP, LIF Feeder and LIF Real Estate (collectively, the "Sellers," and each, a "Seller") all of Sellers' direct and indirect rights, title and interest in the remaining 49.9% of the limited liability company interests (the "GCM Interests") in Long Ridge Energy & Power LLC, a Delaware limited liability company, through the direct acquisition of approximately 1% of the GCM Interests and acquisition of certain entities that, following a pre-closing reorganization, will collectively own the remaining 99% of the GCM Interests in exchange for 160,000 shares of the Company's Series B Preferred Stock (as defined below), cash and a promissory note (the "Note");

WHEREAS, following the completion of the transactions contemplated by the Purchase Agreement, the Investors will own the Series B Preferred Stock;

WHEREAS, the Preferred Stock is convertible into shares of common stock, par value $0.01 per share, of the Company;

WHEREAS, the Company and the GCM Parties are entering into this Agreement to, among other things, establish certain rights and obligations.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

An "AFFILIATE" of any Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. "CONTROL" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. "CONTROLLED" and "CONTROLLING" have correlative meanings.

"AGREEMENT" has the meaning set forth in the recitals to this Agreement.

"BANKRUPTCY EVENT" means:

(1) the Company pursuant to or within the meaning of any Bankruptcy Law:

    (a) commences proceedings to be adjudicated bankrupt or insolvent;

    (b) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy Law;

    (c) consents to the appointment of a receiver, liquidator, assignee, trustee or other similar official of it or for all or substantially all of its property;

    (d) makes a general assignment for the benefit of its creditors; or

    (e) makes an admission in writing of its inability generally to pay its debts as they become due; or

(2) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

    (a) is for relief against the Company in a proceeding in which it is to be adjudicated bankrupt or insolvent;

    (b) appoints a receiver, liquidator, assignee, trustee or other similar official of the Company or for all or substantially all of the property of the Company; or

    (c) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for 90 consecutive days.

"BANKRUPTCY LAW" means the Title 11 of the United States Code, as amended, and any similar federal, state or foreign law for the relief of debtors.

A "BENEFICIAL OWNER" of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security. The terms "BENEFICIALLY OWN" and "BENEFICIAL OWNERSHIP" shall have correlative meanings.

"BLOCK TRADE OFFERING" means an Underwritten Offering that the Company reasonably expects an underwriter to agree to purchase shares of Common Stock at an agreed price or pricing formula without a prior public marketing process (also may be commonly referred to as an overnight transaction).

"BOARD" means the board of directors of the Company or a duly authorized committee thereof.

"BOARD REPRESENTATION RIGHTS TERMINATION EVENT" has the meaning set forth in Section 4.1(a).

"BUSINESS DAY" means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

"CERTIFICATE OF DESIGNATIONS" means the Certificate of Designations setting forth the terms of the Preferred Stock.

"CERTIFICATE OF INCORPORATION" means the Amended and Restated Certificate of Incorporation of the Company.

"CLOSING DATE" has the meaning set forth in Section 4.4(c).

"COMMON STOCK" means the shares of common stock, par value $0.01 per share, of the Company and any equity securities issued or issuable in exchange for or with respect to such shares by way of a dividend, split or combination of shares or in connection with a reclassification, recapitalization, merger, consolidation or other reorganization.

"COMPANY" has the meaning set forth in the recitals to this Agreement.

"CONVERSION SHARES" means the shares of Common Stock issued or issuable upon conversion of any Preferred Stock at the then-prevailing Conversion Price (as defined in the Certificate of Designations).

"DEMAND" has the meaning set forth in Section 3.1(a).

"DEMAND REGISTRATION" has the meaning set forth in Section 3.1(a).

"DEMAND STOCKHOLDER" means any Stockholder or Stockholders that collectively hold at least a Registrable Amount (based on the number of outstanding Registrable Securities held by such Stockholder or Stockholders on the date a Demand is made); provided, that for purposes of Section 3.3, a Stockholder shall be deemed to hold at least a Registrable Amount if the Registrable Securities proposed to be registered by such Stockholder constitute "restricted securities" within the meaning of Rule 144 (or any successor provision) promulgated under the Securities Act.

"DISQUALIFIED TRANSFEREE" means any Person on the list of disqualified transferees attached hereto as Schedule A or an Affiliate of such Person.

"ELECTION DEADLINE" has the meaning set forth in Section 4.4(c).

"ELECTION NOTICE" has the meaning set forth in Section 4.4(c).

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

"EXCHANGE RATIO" has the meaning set forth in Section 4.4(a).

"EXCHANGE RIGHT" has the meaning set forth in Section 4.4.

"EXEMPTIONS" has the meaning set forth in Section 4.3(a).

"FINRA" means the Financial Industry Regulatory Authority, Inc. and any successor thereto.

"FORTRESS REGISTRATION RIGHTS AGREEMENT" means the registration rights agreement dated as of August 1, 2022 among the Company and the stockholders party thereto as such agreement may be amended, modified or otherwise supplemented.

"GOVERNMENTAL ENTITY" means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

"INITIAL ISSUE DATE" means February 26, 2025.

"INITIAL PERMITTED TRANSFEREE" means any (i) Affiliate of the Investors or (ii) other Person consented to by the Company, such consent not to be unreasonably withheld; provided, in each case of (i) and (ii), that such Person shall in no event be a Disqualified Transferee.

"INITIAL REGISTRATION STATEMENT" has the meaning set forth in Section 3.3(a).

"INSPECTORS" has the meaning set forth in Section 3.6(a)(viii).

"INVESTOR" has the meaning set forth in the recitals to this Agreement.

"INVESTOR DESIGNEE" has the meaning set forth in Section 4.1(a).

"INVESTOR'S SECURITIES " has the meaning set forth in Section 4.3(c).

"ISSUER FREE WRITING PROSPECTUS" means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act.

"LOSSES" has the meaning set forth in Section 3.8(a).

"NCGC" has the meaning set forth in Section 4.1(a).

"OTHER DEMANDING SELLERS" has the meaning set forth in Section 3.2(b).

"OTHER PROPOSED SELLERS" has the meaning set forth in Section 3.2(b).

"PERMITTED TRANSFER" means a Transfer of Preferred Stock carried out pursuant to and in accordance with Section 4.2(b).

"PERMITTED TRANSFEREE" means a recipient of a Permitted Transfer.

"PERSON" means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

"PIGGYBACK NOTICE" has the meaning set forth in Section 3.2(a).

"PIGGYBACK REGISTRATION" has the meaning set forth in Section 3.2(a).

"PIGGYBACK SELLER" has the meaning set forth in Section 3.2(a).

"PIGGYBACK STOCKHOLDER" has the meaning set forth in Section 3.2(a).

"PREFERRED STOCK" means (a) the Series B Preferred Stock and (b) any securities into which or for which the securities described in (a) above may be converted, exchanged or reclassified pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise pursuant to the Certificate of Designations, other than Conversion Shares.

"PROCEEDING" has the meaning set forth in Section 5.8.

"PURCHASE AGREEMENT" has the meaning set forth in the recitals to this Agreement.

"RECORDS" has the meaning set forth in Section 3.6(a)(viii).

"REFINANCING PREFERRED STOCK" has the meaning set forth in Section 4.4(a)(i).

"REGISTRABLE AMOUNT" means an amount of Registrable Securities representing at least 3.0% of the aggregate amount of shares of Common Stock then issued and outstanding.

"REGISTRABLE SECURITIES" means, at any time, the Conversion Shares, the Warrant Shares and any securities issued by the Company after the date hereof in respect of the Conversion Shares or Warrant Shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; provided, however, that such securities will irrevocably cease to constitute Registrable Securities upon the earliest to occur of: (a) the date on which such securities are disposed of pursuant to a Registration Statement under the Securities Act or pursuant to Rule 144 (or any successor provision), (b) the date on which such securities have been transferred in violation of Section 3.9 hereof or to a Person that does not become a Stockholder pursuant to Section 4.2 hereof, and (c) the date on which such securities cease to be outstanding (or any combination of clauses (a)-(c)). It is understood and agreed that, once a security of the kind described above becomes a security of the kind described in the proviso above, such security shall cease to be a Registrable Security or all purposes of this Agreement and the Company's obligations regarding Registrable Security hereunder shall cease to apply with respect to such security.

"REGISTRATION EXPENSES" has the meaning set forth in Section 3.7.

"REGISTRATION STATEMENT" means a registration statement or registration statements of the Company filed under the Securities Act covering the Registrable Securities.

"REPRESENTATIVE" means, as to any Person, such Person's directors, members, partners, managers, officers, employees, agents and other representatives, in each case to the extent acting in their capacity as such.

"REQUESTED INFORMATION" has the meaning set forth in Section 3.8(g).

"REQUESTING STOCKHOLDER" has the meaning set forth in Section 3.1(a).

"RULE 144" means Rule 144 (or any successor provision) promulgated under the Securities Act.

"SEC" means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

"SECURITIES ACT" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

"SELECTED COURTS" has the meaning set forth in Section 5.8.

"SELLING STOCKHOLDER" has the meaning set forth in Section 3.6(a)(i).

"SERIES B PREFERRED STOCK" means the Company's Series B Convertible Junior Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share issued pursuant to the Purchase Agreement.

"SHELF REGISTRATION EFFECTIVENESS PERIOD" has the meaning set forth in Section 3.3(c).

"SHELF REGISTRATION STATEMENT" means the Initial Registration Statement, together with any subsequent Registration Statement filed pursuant to Section 3.3(b).

"SHELF UNDERWRITTEN OFFERING" has the meaning set forth in Section 3.3(e).

"STOCKHOLDER" means each Investor and each Permitted Transferee who becomes a party to or bound by the provisions of this Agreement in accordance with Section 4.2 hereof; provided, that such Investors and any Permitted Transferee shall cease to be a Stockholder at such time that such Investor or Permitted Transferee no longer holds of record or Beneficially Owns at least a Registrable Amount.

"SUBSIDIARY" or "SUBSIDIARIES" means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, more than 50% of the voting shares or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

"SUSPENSION PERIOD" has the meaning set forth in Section 3.3(d).

"TRANSACTION" has the meaning set forth in the recitals to this Agreement.

"TRANSFER" means any direct or indirect assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein).

"TRANSFER STOCK" means shares of Preferred Stock owned by a Stockholder or issued to a Stockholder after the date hereof (including without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like).

"UNDERWRITTEN OFFERING" means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

"VOTING SECURITIES" means shares of Common Stock or any other securities of the Company entitled to vote generally in the election of directors of the Company.

"WARRANT AGREEMENT" has the meaning set forth in Section 4.5.

"WARRANT SHARES" means the shares of Common Stock issued or issuable upon exercise of the Warrants.

"WARRANTS" means any warrants issued by the Company pursuant to Section 5 of the Certificate of Designations and subject to the Warrant Agreement.

SECTION 1.2 RULES OF CONSTRUCTION. For the purposes of this Agreement, unless the context otherwise requires:

(a)   the words "he," "his" or "himself" shall be interpreted to include the masculine, feminine and corporate, other entity or trust form;

(b)   "or" is not exclusive;

(c)   words in the singular include the plural, and in the plural include the singular;

(d)   "will" shall be interpreted to express a command;

(e)   the term "including" is not limiting;

(f)   references to sections of or rules under the Securities Act and the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time; and

(g)   references to Articles, Sections or subdivisions refer to Articles, Sections or subdivisions of this Agreement unless otherwise indicated.

ARTICLE II

TERMINATION

SECTION 2.1 TERM. This Agreement shall become effective on the date hereof and shall automatically terminate on the date that the Stockholders, in the aggregate, no longer hold Registrable Securities representing at least the Registrable Amount, or otherwise on the date as mutually agreed to by each of the parties hereto.

SECTION 2.2 SURVIVAL. If this Agreement is terminated pursuant to Section 2.1, this Agreement shall become void and of no further force and effect, except for this Section 2.2 and the provisions set forth in Sections 3.7 and 3.8 and Article V.

ARTICLE III

REGISTRATION RIGHTS

SECTION 3.1 DEMAND REGISTRATION.

(a) Subject to the provisions of this Section 3.1, Section 3.3 and Section 3.5, at any time and from time to time after the 30th day following the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, Demand Stockholders (each, a "Requesting Stockholder") shall be entitled to make a written request of the Company (a "Demand") for registration under the Securities Act of an amount of Registrable Securities that, when taken together with the amounts of Registrable Securities requested to be registered under the Securities Act by all such Requesting Stockholders, equals or is greater than the Registrable Amount (a "Demand Registration") and thereupon the Company will, subject to the terms of this Agreement, use its reasonable best efforts to effect the registration as promptly as practicable under the Securities Act of:

(i) the Registrable Securities which the Company has been so requested to register by the Requesting Stockholders for disposition in accordance with the intended method of disposition stated in such Demand, which may be an Underwritten Offering;

(ii) the resale of all Registrable Securities that are not covered by an existing Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 promulgated under the Securities Act;

(iii) all other Registrable Securities which the Company has been requested to register pursuant to Section 3.1(b); and

(iv) all shares of Common Stock which the Company may elect to register in connection with any offering of Registrable Securities pursuant to this Section 3.1, but subject to Section 3.1(f);

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities and the additional shares of Common Stock, if any, to be so registered.

(b)   A Demand shall specify: (i) the aggregate number of Registrable Securities requested to be registered in such Demand Registration, (ii) the intended method of disposition in connection with such Demand Registration, to the extent then known, and (iii) the identity of the Requesting Stockholder (or Requesting Stockholders). Within five (5) Business Days after receipt of a Demand, the Company shall give written notice of such Demand to all other Stockholders. Subject to Section 3.1(f), the Company shall include in the Demand Registration covered by such Demand all Registrable Securities with respect to which the Company has received a written request for inclusion therein within five (5) Business Days after the Company's notice required by this paragraph has been given. Such written request shall comply with the requirements of a Demand as set forth in this Section 3.1(b).

(c)   Each Stockholder shall be entitled to three (3) Demand Registrations. Notwithstanding anything to the contrary herein, to the extent there is an effective Shelf Registration Statement under Section 3.3 covering all of the Stockholder's or Stockholders' Registrable Securities, such Stockholder or Stockholders shall not have rights to make a Demand Registration pursuant to this Section 3.1.

(d)   Demand Registrations shall be on such appropriate registration form of the SEC for which the Company is eligible, including, to the extent permissible, an automatically effective registration statement or an existing effective registration statement filed by the Company with the SEC, as shall be selected by the Requesting Stockholders and shall be reasonably acceptable to the Company.

(e)   The Company shall not be obligated to effect any Demand Registration (A) within three (3) months of a "firm commitment" Underwritten Offering (other than a Block Trade Offering that is not marketed) in which all Piggyback Stockholders (as hereinafter defined) were given "piggyback" rights pursuant to Section 3.2 (subject to Section 3.2(b)) and at least 50% of the number of Registrable Securities requested by such Piggyback Stockholders to be included in such Underwritten Offering were included, (B) within three (3) months of any other Demand Registration or (C) if, in the Company's reasonable judgment, it is not feasible for the Company to proceed with the Demand Registration because of the unavailability of audited or other required financial statements; provided, that the Company shall use its reasonable best efforts to obtain such financial statements as promptly as practicable. In addition, the Company shall be entitled to postpone (upon written notice to all Demand Stockholders) the filing or the effectiveness of a registration statement for any Demand Registration for a reasonable period of time not to exceed 60 days in succession or 90 days in the aggregate in any 12-month period, if the Board determines in good faith and in its reasonable judgment that the filing or effectiveness of the registration statement relating to such Demand Registration would cause the disclosure of material, non-public information, including a financing, acquisition, corporate reorganization or other similar transaction or other material event or circumstance affecting the Company or its securities, and that the disclosure of such information at such time would be detrimental to the Company or the holders of its equity interests. In the event of a postponement by the Company of the filing or effectiveness of a registration statement for a Demand Registration, (i) the holders of a majority of Registrable Securities held by the Requesting Stockholder(s) shall have the right to withdraw such Demand in accordance with Section 3.4 and (ii) the Company shall not file or cause the effectiveness of any other registration statement for its own account or on behalf of other Stockholders.

(f)   If, in connection with a Demand Registration, any managing underwriter or, if such Demand Registration is not an Underwritten Offering, a nationally recognized independent investment bank selected by Stockholders holding a majority of the Registrable Securities included in such Demand Registration, reasonably acceptable to the Company, advises the Company, in writing, that, in its opinion, the inclusion of all of the securities, including securities of the Company that are not Registrable Securities, sought to be registered in connection with such Demand Registration would adversely affect the marketability of the Registrable Securities sought to be sold pursuant thereto, then the Company shall include in such registration statement only such securities as the Company is advised by such underwriter or investment bank can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Demand Registration by the Stockholders and the number of shares of Common Stock sought to be included in such registration or Underwritten Offering by the holders of registration rights pursuant to the Fortress Registration Rights Agreement which, in the opinion of the underwriter or investment bank can be registered or sold without adversely affecting the marketability of the offering, pro rata on the basis of the number of shares of Registrable Securities or Common Stock, as applicable, requested to be included by the Stockholders requesting such Demand Registration and the holders of registration rights pursuant to the Fortress Registration Rights Agreement, (ii) second, securities the Company proposes to sell and (iii) third, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the amount of such other securities requested to be included or such other method determined by the Company.

(g)   Any time that a Demand Registration involves an Underwritten Offering, the Requesting Stockholders that hold a majority of the Registrable Securities included in such Underwritten Offering shall select the investment banker or investment bankers and managers (which shall be reasonably acceptable to the Company) that will serve as lead and co-managing underwriters with respect to the offering of such Registrable Securities.

SECTION 3.2   PIGGYBACK REGISTRATION.

(a)   Subject to the terms and conditions hereof, whenever the Company (i) proposes to register any shares of Common Stock under the Securities Act (other than (A) a registration relating solely to an employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (B) a registration by the Company on a registration statement on Form S-4 or a registration statement on Form S-8 or any successor forms thereto or (C) pursuant to Section 3.1(a)), or (ii) proposes to effect an Underwritten Offering of Common Stock pursuant to an effective Shelf Registration Statement (other than (A) an Underwritten Offering pursuant to Section 3.1 or Section 3.3 or (B) a Block Trade Offering) (each a "Piggyback Registration"), in each case, whether for its own account or for the account of others, the Company shall give each Stockholder (each, a "Piggyback Stockholder") prompt written notice thereof (but not less than ten (10) days prior to the filing by the Company with the SEC of any registration statement or prospectus supplement with respect thereto). Such notice (a "Piggyback Notice") shall specify, at a minimum, the number of shares of Common Stock proposed to be registered, the proposed date of filing of such registration statement with the SEC, the proposed means of distribution, the proposed managing underwriter or underwriters (if any and if known) and a good faith estimate by the Company of the proposed minimum offering price of such shares of Common Stock. Upon the written request of any Person that on the date of the Piggyback Notice constitutes a Stockholder (a "Piggyback Seller") (which written request shall specify the number of Registrable Securities then presently intended to be disposed of by such Piggyback Seller) given within five (5) Business Days after such Piggyback Notice is received by such Piggyback Seller (or, in the case of a primary offering, such shorter time as is reasonably specified by the Company in the light of the circumstances), the Company, subject to the terms and conditions of this Agreement, shall use its reasonable best efforts to cause all such Registrable Securities held by Piggyback Sellers with respect to which the Company has received such written requests for inclusion to be included in such Piggyback Registration on the same terms and conditions as the Company's shares of Common Stock being sold in such Piggyback Registration. Notwithstanding anything in this Section 3.2(a) to the contrary, the Company shall not be obligated to provide a Piggyback Notice and, the Stockholders shall have no right to be a Piggyback Seller in the event that the Company is undertaking the Piggyback Registration in satisfaction of its obligations under Section 3.1 of the Fortress Registration Rights Agreement.

(b)   If, in connection with a Piggyback Registration, any managing underwriter or, if such Piggyback Registration is not an Underwritten Offering, a nationally recognized independent investment bank selected by Stockholders holding a majority of the Registrable Securities included in such Piggyback Registration, reasonably acceptable to the Company, advises the Company, in writing, that, in its opinion, the inclusion of all the shares of Common Stock sought to be included in or sold pursuant to such Piggyback Registration (i) by the Company, (ii) pursuant to the Fortress Registration Rights Agreement, (iii) by others who have sought to have shares of Common Stock of the Company registered or sold in such Piggyback Registration pursuant to rights to demand (other than pursuant to so-called "piggyback" or other incidental or participation registration rights) such registration (such Persons being "Other Demanding Sellers"), (iv) the Piggyback Sellers and (v) by any other proposed sellers of shares of Common Stock of the Company (such Persons being "Other Proposed Sellers"), as the case may be, would adversely affect the marketability of the shares of Common Stock sought to be registered or sold pursuant thereto, then the Company shall include in the registration statement applicable to such Piggyback Registration or the Underwritten Offering, as applicable, only such shares of Common Stock as the Company is so advised by such underwriter can be registered or sold without such an effect, as follows and in the following order of priority:

(i)   if the Piggyback Registration relates to an offering for the Company's own account, then (A) first, such number of shares of Common Stock to be registered or sold by the Company as the Company, in its reasonable judgment and acting in good faith and in accordance with sound financial practice, shall have determined, (B) second, such number of shares of Common Stock sought to be registered or sold pursuant to the Fortress Registration Rights Agreement and (C) third, such number of shares of Common Stock sought to be included in such registration or Underwritten Offering by the Piggyback Sellers and any Other Proposed Sellers, pro rata on the basis of the number of shares of Common Stock sought to be registered or sold by all such Piggyback Sellers and Other Proposed Sellers; or

(ii)   if the Piggyback Registration relates to an offering other than for the Company's own account, then (A) first, such number of shares of Common Stock sought to be registered or sold by each Other Demanding Seller and the holders of registration rights pursuant to the Fortress Registration Rights Agreement, pro rata on the basis of the number of shares of Common Stock sought to be registered or sold by all such Other Demanding Sellers and the holders of registration rights pursuant to the Fortress Registration Rights Agreement, (B) second, such number of shares of Common Stock sought to be included in such registration or Underwritten Offering by the Piggyback Sellers, pro rata on the basis of the number of shares of Common Stock sought to be registered or sold by all such Piggyback Sellers and any Other Proposed Sellers and (C) third, other shares of Common Stock proposed to be registered or sold by the Company.

(c)   In connection with any Underwritten Offering under this Section 3.2 for the Company's account, the Company shall not be required to include the Registrable Securities of a Stockholder in the Underwritten Offering unless such Stockholder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company.

(d)   If, at any time after giving written notice of its intention to register any of its shares of Common Stock as set forth in this Section 3.2 and prior to the time the registration statement filed in connection with such Piggyback Registration is declared effective, the Company shall determine for any reason not to register such shares of Common Stock, the Company may, at its election, give written notice of such determination to each Piggyback Stockholder within five (5) days thereof and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such particular withdrawn or abandoned Piggyback Registration (but not from its obligation to pay the Registration Expenses in connection therewith as provided herein); provided, that Demand Stockholders may continue the registration as a Demand Registration pursuant to the terms of Section 3.1.

SECTION 3.3 SHELF REGISTRATION.

(a)   Subject to the provisions hereof, no later than 30 days following the filing of the Company's annual report on Form 10-K for the year ended December 31, 2024, the Company shall (i) file (if permitted to do so under the Securities Act and the rules and regulations thereunder) a Registration Statement on Form S-1 or Form S-3 (if the Company is then eligible to use a Form S-3 shelf registration), or an amendment or supplement to an existing registration statement on Form S-3 (the "Initial Registration Statement"), in each case, providing for an offering to be made on a continuous basis of the Registrable Securities pursuant to Rule 415 promulgated under the Securities Act or otherwise in an amount at least equal to the number of Conversion Shares initially issuable upon conversion of the outstanding Preferred Stock held by the Stockholders and (ii) if necessary, cause such Initial Registration Statement to become effective as soon as practicable thereafter. If permitted under the Securities Act, the Initial Registration Statement shall be one that is automatically effective upon filing.

(b)   In the event the number of shares of Common Stock registered for resale under the Initial Registration Statement, together with any subsequent Registration Statement filed pursuant to this Section 3.3(b), as applicable, is insufficient to cover all of the Registrable Securities required to be covered by a Registration Statement pursuant to this Agreement, including as a result of any issuance of Warrants by the Company pursuant to Section 5 of the Certificate of Designations, the Company shall amend the Initial Registration Statement, or file a new Registration Statement on Form S-1 or Form S-3 (if the Company is then eligible to use a Form S-3 shelf registration), so as to cover the full amount of Registrable Securities required to be covered by a Registration Statement as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as reasonably practicable after reasonable request from a Stockholder, or in the case of Registrable Securities issuable upon exercise of the Warrants, within 30 calendar days of the issuance of such Warrants. The Company shall cause such amendment and/or new Registration Statement to become effective as soon as reasonably practicable following the filing thereof. For purposes of the foregoing provision, the number of shares of Common Stock available under the Initial Registration Statement, together with any subsequent Registration Statement filed pursuant to this Section 3.3(b), as applicable, shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of shares of Common Stock available for resale under the Registration Statement is less than the sum of the number of shares of Common Stock (i) held by the Stockholders pursuant to a conversion of Preferred Stock or exercise of a Warrant and (ii) into which any shares of Preferred Stock or Warrants held by the Stockholders are then convertible or exercisable.

(c)   Subject to Section 3.3(d), the Company will use reasonable best efforts to keep the Shelf Registration Statement continuously effective until such time as there are no longer any Registrable Securities covered by the Shelf Registration Statement (the "Shelf Registration Effectiveness Period").

(d)   Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the Stockholders, to require such Stockholders to suspend the use of the prospectus for sales of Registrable Securities under the Shelf Registration Statement for a reasonable period of time not to exceed 60 days in succession or 90 days in the aggregate in any 12-month period (a "Suspension Period") if the Board shall determine in good faith and in its reasonable judgment that it is required to disclose in the Shelf Registration Statement material, non-public information, including a financing, acquisition, corporate reorganization or other similar transaction or other material event or circumstance affecting the Company or its securities, and that the disclosure of such information at such time would be detrimental to the Company or the holders of its equity interests. Immediately upon receipt of such notice, the Stockholders shall suspend the use of the prospectus until the requisite changes to the prospectus have been made as required below or until advised in writing by the Company that the use of the prospectus may be resumed. Any Suspension Period shall terminate at such time as the public disclosure of such information is made or the Company advises the Stockholders in writing that the use of the prospectus may be resumed. After the expiration of any Suspension Period and without any further request from a Stockholder, if necessary, the Company shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)   At any time and from time-to-time during the Shelf Registration Effectiveness Period (except during a Suspension Period), any of the Demand Stockholders may notify the Company of their intent to sell Registrable Securities covered by the Shelf Registration Statement (in whole or in part) in an Underwritten Offering (a "Shelf Underwritten Offering").

Such Shelf Underwritten Offering shall follow the procedures of <u>Section 3.1</u> but such Shelf Underwritten Offering shall be made from the Shelf Registration Statement; <u>provided</u>, that in the event of a Shelf Underwritten Offering, (i) the period of time for the Company to notify all other Stockholders of Registrable Securities of the Company's receipt of the applicable Shelf Underwritten Offering shall be reduced from five (5) Business Days (as set forth in <u>Section 3.1(b)</u>) to two (2) Business Days and (ii) the period of time that the Stockholders have to respond to such notice shall be reduced from five (5) Business Days (as set forth in <u>Section 3.1(b)</u>) to three (3) Business Days. Each Stockholder agrees that no Shelf Underwritten Offering shall occur until such time as the Company shall have satisfied its notice obligations under Section 3.2 of the Fortress Registration Rights Agreement.

(f)   Upon receipt by the Company of such notice, the Company shall promptly comply with the applicable provisions of this Agreement, including those provisions of <u>Section 3.6</u> relating to the Company's obligation to make filings with the SEC, assist in the preparation and filing with the SEC of prospectus supplements and amendments to the Shelf Registration Statement, participate in "road shows," agree to customary "lock-up" agreements with respect to the Company's securities and obtain "comfort" letters, and the Company shall take such other actions as necessary or appropriate to permit the consummation of such Shelf Underwritten Offering as promptly as practicable. Each Shelf Underwritten Offering shall be for the sale of a number of Registrable Securities equal to or greater than the Registrable Amount in the aggregate for all Demand Stockholders. In any Shelf Underwritten Offering, the Demand Stockholders that hold a majority of the Registrable Securities included in such Shelf Underwritten Offering shall select the investment banker or investment bankers and managers (which shall be reasonably acceptable to the Company) that will serve as lead and co-managing underwriters with respect to the offering of such Registrable Securities.

SECTION 3.4 <u>WITHDRAWAL RIGHTS</u>. Any Stockholder having notified or directed the Company to include any or all of its Registrable Securities in a registration or Underwritten Offering shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for inclusion in such registration or Underwritten Offering by giving written notice to such effect to the Company prior to the effective date of a registration statement or, in the case of an Underwritten Offering, the filing of the applicable "red herring" prospectus or prospectus supplement used for marketing such transaction. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration or Underwritten Offering and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement. No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn; <u>provided, however</u>, that in the case of a registration or Underwritten Offering, if such withdrawal shall reduce the number of Registrable Securities sought to be included in such registration or Underwritten Offering below the Registrable Amount, then the Company shall as promptly as practicable give each Stockholder seeking to register or sell Registrable Securities notice to such effect and, within five (5) Business Days following the mailing of such notice, such Stockholders still seeking to be included in the registration or Underwritten Offering shall, by written notice to the Company, elect to sell additional Registrable Securities, when taken together with elections to sell Registrable Securities by each such other Stockholder seeking to register or sell Registrable Securities, to satisfy the Registrable Amount or elect that the applicable "red herring" prospectus or prospectus supplement or registration statement not be filed or, if theretofore filed, be withdrawn. During such period of five (5) Business Days, the Company shall not file such registration statement or "red herring" prospectus or prospectus supplement if not theretofore filed or, if such registration statement has been theretofore filed, the Company shall not seek, and shall use reasonable best efforts to prevent, the effectiveness thereof. Any registration statement withdrawn or not filed in accordance with an election by the Company shall not be counted as a Demand. If a Stockholder withdraws its notification or direction to the Company to include Registrable Securities in a registration statement or Underwritten Offering in accordance with this Section 3.4, such Stockholder shall be required to promptly reimburse the Company for all expenses incurred by the Company in connection with preparing for such Underwritten Offering or the registration of such Registrable Securities.

SECTION 3.5 HOLDBACK AGREEMENTS. Each Stockholder agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of shares of Common Stock of the Company, or any securities convertible into or exchangeable or exercisable for such shares of Common Stock, during any time period reasonably requested by the Company (which shall not exceed 90 days) with respect to any Demand Registration, Piggyback Registration, Underwritten Offering or Shelf Underwritten Offering in which such Stockholder participates in accordance with this Article III (in each case, except as part of such registration), or, in each case, during any time period (which shall not exceed 180 days) required by any underwriting agreement with respect thereto.

SECTION 3.6 REGISTRATION PROCEDURES.

(a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 3.1, 3.2 and 3.3, the Company shall as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement to effect such registration and thereafter use reasonable best efforts to cause such registration statement to become and remain effective pursuant to the terms of this Agreement; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish upon request to the counsel selected by the Stockholders which are including Registrable Securities in such registration ("Selling Stockholders") copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel, and such review to be conducted with reasonable promptness;

(ii) prepare and file with the SEC such amendments (including post effective amendments), supplements (including prospectus supplements on a quarterly basis to update financial statements) and "stickers" to such registration statement and the prospectus used in connection therewith and any Exchange Act reports incorporated by reference therein as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition

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by the seller or sellers thereof set forth in such registration statement or (i) in the case of a Demand Registration pursuant to Section 3.1, the expiration of 90 days after such registration statement becomes effective or (ii) in the case of a Piggyback Registration pursuant to Section 3.2, the expiration of 90 days after such registration statement becomes effective or (iii) in the case of a shelf registration pursuant to Section 3.3, the Shelf Registration Effectiveness Period;

(iii)   furnish to each Selling Stockholder and each underwriter, if any, of the securities being sold by such Selling Stockholder such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits or documents incorporated by reference therein), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Stockholder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Stockholder;

(iv)   use reasonable best efforts to register or qualify such Registrable Securities covered by such registration statement under such other securities laws or blue sky laws of such jurisdictions as any Selling Stockholder and any underwriter of the securities being sold by such Selling Stockholder shall reasonably request, and take any other action which may be reasonably necessary or advisable to enable such Selling Stockholder and underwriter to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Stockholder, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iv) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(v)   use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the New York Stock Exchange, the NASDAQ Stock Market or any other nationally recognized securities exchange;

(vi)   use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Selling Stockholder(s) thereof to consummate the disposition of such Registrable Securities;

(vii)   in connection with an Underwritten Offering, obtain for each Selling Stockholder and underwriter:

(A)   an opinion of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and

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such other matters as may be reasonably requested by such Selling Stockholder and underwriters, and

(B)   a "comfort" letter (or, in the case of any such Person which does not satisfy the conditions for receipt of a "comfort" letter specified in AU Section 634 of the AICPA Professional Standards, an "agreed-upon procedures" letter) signed by the independent public accountants who have certified the Company's financial statements included in such registration statement (and, if necessary, any other independent public accountants of any Subsidiary of or business acquired by the Company for which financial statements and financial data are, or are required to be, included in the registration statement);

(viii)   promptly make available for inspection by any Selling Stockholder, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained by any such Selling Stockholder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information requested by any such Inspector in connection with such registration statement; provided, however, that unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this subparagraph (viii) if (i) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (ii) if either (A) the Company has requested and been granted from the SEC confidential treatment of such information contained in any filing with the SEC or documents provided supplementally or otherwise or (B) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing unless prior to furnishing any such information with respect to (i) or (ii) such Selling Stockholder requesting such information agrees, and causes each of its Inspectors, to enter into a confidentiality agreement on terms reasonably acceptable to the Company; and provided, further, that each Selling Stockholder agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential;

(ix)   promptly notify in writing each Selling Stockholder and the underwriters, if any, of the following events:

(A)   the filing of the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Issuer Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

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(B) any request by the SEC or any other Governmental Entity for amendments or supplements to the registration statement or the prospectus or for additional information;

(C) the issuance by the SEC or any other Governmental Entity of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose;

(D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; and

(E) when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the registration statement;

(x) notify each Selling Stockholder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of any Selling Stockholder, promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(xi) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement;

(xii) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to Selling Stockholders, as soon as reasonably practicable, an earnings statement of the Company covering the period of at least 12 months, but not more than 18 months, beginning with the first day of the Company's first full quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xiii) use its reasonable best efforts to assist Selling Stockholders who made a request to the Company to provide for a third party "market maker" for the shares of Common Stock; provided, however, that the Company shall not be required to serve as such "market maker";

(xiv) cooperate with the Selling Stockholders and the managing underwriter to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law), if necessary or appropriate, representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or such Selling Stockholders may request and keep available and make available to the Company's transfer agent prior to the effectiveness of such registration statement a supply of such certificates as necessary or appropriate;

(xv)   have appropriate officers of the Company prepare and make presentations at any "road shows" and before analysts and rating agencies, as the case may be, and other information meetings organized by the underwriters, take other actions to obtain ratings for any Registrable Securities (if they are eligible to be rated) and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Stockholders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xvi)   have appropriate officers of the Company, and cause representatives of the Company's independent public accountants, to participate in any due diligence discussions reasonably requested by any Selling Stockholder or any underwriter;

(xvii)   if requested by any underwriter, agree, and cause the Company and any directors or officers of the Company to agree, to be bound by customary "lock-up" agreements restricting the ability to dispose of the Company's securities;

(xviii) if requested by any Selling Stockholders or any underwriter, promptly incorporate in the registration statement or any prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such Selling Stockholders may reasonably request to have included therein, including information relating to the "Plan of Distribution" of the Registrable Securities;

(xix)   cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter that is required to be undertaken in accordance with the rules and regulations of FINRA;

(xx)   otherwise use reasonable best efforts to cooperate as reasonably requested by the Selling Stockholders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xxi)   otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC and all reporting requirements under the rules and regulations of the Exchange Act; and

(xxii)   use reasonable best efforts to take any action requested by the Selling Stockholders, including any action described in clauses (i) through (xxi) above to prepare for and facilitate any "over-night deal" or other proposed sale of Registrable Securities over a limited timeframe.

The Company may require each Selling Stockholder and each underwriter, if any, to furnish the Company in writing such information regarding each Selling Stockholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request to complete or amend the information required by such registration statement.

(b)   Underwriting. Without limiting any of the foregoing, in the event that the offering of Registrable Securities is to be made by or through an underwriter, the Company, if requested by the underwriter, shall enter into an underwriting agreement with a managing underwriter or underwriters in connection with such offering containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the covenants and agreements of the Company contained herein) by an issuer of common stock in underwriting agreements with respect to offerings of common stock for the account of, or on behalf of, such issuers.

(c)   Each Selling Stockholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.6(a)(ix), such Selling Stockholder shall forthwith discontinue such Selling Stockholder's disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Stockholder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.6(a)(ix) and, if so directed by the Company, deliver to the Company, at the Company's expense, all copies, other than permanent file copies, then in such Selling Stockholder's possession of the prospectus current at the time of receipt of such notice relating to such Registrable Securities. In the event the Company shall give such notice, any applicable period during which such registration statement must remain effective pursuant to this Agreement shall be extended by the number of days during the period from the date of giving of a notice regarding the happening of an event of the kind described in Section 3.6(a)(ix) to the date when all such Selling Stockholders shall receive such a supplemented or amended prospectus and such prospectus shall have been filed with the SEC.

SECTION 3.7 REGISTRATION EXPENSES. All expenses incident to the Company's performance of, or compliance with, its obligations under this Agreement including (i) all registration and filing fees, (ii) all fees and expenses of compliance with securities and "blue sky" laws, (iii) all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any "qualified independent underwriter" as such term is defined in FINRA Rule 5121(f)(12)), (iv) all printing (including, without limitation, expenses of printing prospectuses and Issuer Free Writing Prospectuses if the printing of such prospectuses is requested by a holder of Registrable Securities) and copying expenses, (v) all messenger and delivery expenses, (vi) all fees and expenses of the Company's independent certified public accountants (including, without limitation, with respect to "comfort" letters) and the Company's counsel (including, without limitation, with respect to opinions) and (vii) fees and expenses of one firm of counsel to the Stockholders selling in such registration up to an aggregate amount not to exceed $200,000 (which firm shall be selected by the Stockholders selling in such registration that hold a majority of the Registrable Securities included in such registration) (collectively, the "Registration Expenses") shall be borne by the Company, regardless of whether a registration is effected. The Company will pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any annual audit and the expense of any liability insurance) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded.

Each Selling Stockholder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Stockholder's Registrable Securities pursuant to any registration.

SECTION 3.8 REGISTRATION INDEMNIFICATION.

(a) The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Selling Stockholder and its Affiliates and their respective officers, directors, employees, managers, partners and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such Selling Stockholder or such other indemnified Person from and against all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys' fees and expenses) (collectively, "Losses") caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or any Issuer Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by any information furnished in writing to the Company by such Selling Stockholder expressly for use therein. In connection with an Underwritten Offering and without limiting any of the Company's other obligations under this Agreement, the Company shall also indemnify such underwriters, their officers, directors, employees and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriters or such other indemnified Person to the same extent as provided above with respect to the indemnification (and exceptions thereto) of Selling Stockholders. Reimbursements payable pursuant to the indemnification contemplated by this Section 3.8(a) will be made by periodic payments during the course of any investigation or defense, as and when bills are received or expenses incurred.

(b) In connection with any registration statement in which a Stockholder is participating, each such Selling Stockholder will furnish to the Company in writing information regarding such Selling Stockholder's ownership of Registrable Securities and its intended method of distribution thereof and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its Affiliates and their respective directors, officers, employees and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company or such other indemnified Person against all Losses caused by any untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any Issuer Free Writing Prospectus or any amendment or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that such untrue statement or omission is caused by and contained in such information so furnished in writing by such Selling Stockholder expressly for use therein; provided, however, that each Selling Stockholder's obligation to indemnify the Company hereunder shall, to the extent more than one Selling Stockholder is subject to the same indemnification obligation, be apportioned between each Selling Stockholder based upon the net amount received by each Selling Stockholder from the sale of Registrable Securities, as compared to the total net amount received by all of the Selling Stockholders of Registrable Securities sold pursuant to such registration statement. Notwithstanding the foregoing, no Selling Stockholder

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shall be liable to the Company for amounts in excess of the lesser of (i) such apportionment and (ii) the amount received by such holder in the offering giving rise to such liability.

(c)   Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been materially prejudiced by such failure to provide such notice on a timely basis.

(d)   In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or is reasonably likely to be prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining separate legal counsel). An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (such consent not to be unreasonably withheld). The indemnifying party shall lose its right to defend, contest, litigate and settle a matter if it shall fail to diligently contest such matter (except to the extent settled in accordance with the next following sentence). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, it being understood that the indemnified party shall not be deemed to be unreasonable in withholding its consent if the proposed settlement imposes any obligation on the indemnified party).

(e)   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person and will survive the transfer of the Registrable Securities and the termination of this Agreement.

(f)   If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons. In determining the amount of contribution to which the respective Persons are entitled, there shall be considered the Persons' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Selling Stockholder or transferee thereof shall be required to make a contribution in excess of the net amount received by such holder from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

(g)   Not less than five (5) days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify each Stockholder who has timely provided the requisite notice hereunder entitling the Stockholder to register Registrable Securities in such registration statement of the information, documents and instruments from such Stockholder that the Company or any underwriter reasonably requests in connection with such registration statement, including, but not limited to, a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the "Requested Information"). If the Company has not received, on or before the second day before the expected filing date, the Requested Information from such Stockholder, the Company may file the registration statement without including Registrable Securities of such Stockholder. The failure to so include in any registration statement the Registrable Securities of a Stockholder (with regard to that registration statement) shall not in and of itself result in any liability on the part of the Company to such Stockholder.

(h)   The Company shall not grant any piggyback registration rights that are senior to the rights granted to the Stockholders hereunder (other than pursuant to the Fortress Registration Rights Agreement as in effect on the Initial Issue Date) to any other Person without the prior written consent of the Stockholders holding a majority of the Registrable Securities held by all Stockholders.

SECTION 3.9 <u>SECURITIES ACT RESTRICTIONS</u>. The Registrable Securities are restricted securities under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an available exemption from registration under the Securities Act. Accordingly, the Stockholders shall not, directly or through others, offer or sell any Registrable Securities except pursuant to a Registration Statement as contemplated herein or pursuant to Rule 144 or another exemption from registration under the Securities Act, if available. Prior to any transfer of Registrable Securities other than pursuant to an effective registration statement, the Stockholder shall notify the Company of such transfer and the Company may require the Stockholder to provide, prior to such transfer, such evidence that the transfer will comply with the Securities Act (including written representations or an opinion of counsel) as the Company may reasonably request. The Company may impose stop-transfer instructions with respect to any Registrable Securities that are to be transferred in contravention of this Agreement.

ARTICLE IV

ADDITIONAL AGREEMENTS

SECTION 4.1 <u>BOARD REPRESENTATION</u>.

(a) Effective as of immediately following the closing of the Transaction, the Company will increase the size of the Board by one director, and the Investors shall be entitled to designate one individual to the Board for appointment to the Board to serve as a Class II director (such designee, the "<u>Investor Designee</u>"). Upon such designation, the Nominating and Corporate Governance Committee (the "<u>NCGC</u>") shall recommend the appointment of the Investor Designee and the Board shall appoint the Investor Designee to fill the vacancy on the Board. Thereafter, neither the NCGC nor the Board shall withhold its recommendation for the re-election of the Investor Designee to the Board. Following the expiration of the Investor Designee's initial term, until the first day on which the Investors (together with their Affiliates) cease to Beneficially Own at least ten percent (10%) of the then issued and outstanding Common Stock, including the Conversion Shares and the Warrant Shares (the "<u>Board Representation Rights Termination Event</u>"), the Company will be required to (i) include the Investor Designee in the Company's slate of director nominees and recommend to its stockholders that the Company's stockholders vote in favor of the electing the Investor Designee to the Board at the Company's annual meeting, and (ii) use reasonable best efforts to have the Investor Designee elected as a director of the Company and the Company shall solicit proxies for each such person to the same extent as it does for any of its other nominees to the Board. In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of any director who is designated by the Investors in accordance with this <u>Section 4.1(a)</u>, the Company agrees to take at any time and from time to time all actions necessary to cause the vacancy created thereby to be filled as promptly as practicable by a new designee of the Investors.

(b) The Investor Designee shall not be entitled to any cash or equity compensation from the Company in connection with his or her service as a director of the Company; <u>provided</u>, that the Investor Designee shall be entitled to receive from the Company the same indemnification in connection with his or her role as a director as the other members of the Board, and the Investor Designee shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with the performance of his or her services as a director of the Company to the same extent as the other members of the Board. The Company shall notify the Investor Designee of all regular and special meetings of the Board. The Company shall provide the Investor Designee with copies of all notices, minutes, consents and other materials provided to all other members of the Board concurrently as such materials are provided to the other members.

(c) Following the Board Representation Rights Termination Event, the Investors will have no further rights under this <u>Section 4.1</u> and, at the written request of the Board, the irrevocable resignation letter described in <u>Section 4.1(f)(iv)</u> shall become operative and the Investor Designee shall be deemed to have resigned from the Board.

(d) The Investor Designee shall be subject to customary confidentiality and information use restrictions applicable to members of the Board. The Investor agrees that the Board may recuse the Investor Designee by majority vote of the members of the Board (but excluding such Investor Designee) from the portion of any Board meeting at which the Board is evaluating or taking action with respect to (i) the exercise of any of the Company's rights or enforcement of any of the obligations under this Agreement, the Purchase Agreement, the Certificate of Designations, the Warrant Agreement or the Note, (ii) any transaction proposed by, or with, the Investors or their Affiliates or Representatives or (iii) any acquisition of, or equity or debt investment in, a third party by the Company, and any disposition or other transaction (excluding an acquisition) involving a counterparty affiliated with, or of which the Investors or any of their Affiliates otherwise have a material interest, as determined by the Board (but excluding such Investor Designee) in its reasonable judgment; provided, that the Investors will cause the Investor Designee to promptly disclose to the Board any actual or potential material conflict of interest, and the Board shall determine in its reasonable judgment whether to recuse the Investor Designee. The Board may withhold from the Investor Designee any material distributed to the directors to the extent directly relating to the subject of any such recusal.

(e)   The Investor Designee shall be permitted to disclose to the Investors and the Investors' Affiliates and Representatives on a need to know basis the information disclosed to the Investor Designee as a member of the Board; provided, that such ability to disclose information shall in all circumstances be subject to a restriction on sharing and using information subject to confidentiality by the Company with third parties if the Company has identified to the Investor Designee or the Board that such information is confidential and the disclosure thereof by the Investor Designee would cause a breach of such confidentiality obligation and any such Representative shall, enter into a customary and reasonable mutually acceptable confidentiality agreement with the Company. Each Investor agrees to be liable to the Company for any breach of confidentiality or use of information by its Affiliates and Representatives.

(f)   The Company's obligations to have any Investor Designee appointed to the Board or nominate and recommend any Investor Designee for election as a director at any meeting of the Company's stockholders pursuant to this Section 4.1, shall be subject to such Investor Designee's satisfaction of all requirements regarding service as a director of the Company under applicable law and stock exchange rules regarding service as a director of the Company and all other criteria and qualifications for service as a director applicable to all directors of the Company; provided, that in no event shall such Investor Designee's relationship with the Investors or their Affiliates (or any other actual or potential lack of independence resulting therefrom) nor the ownership by the Investors of any shares of Preferred Stock or shares of Common Stock issuable upon conversion thereof, in and of itself, be considered to disqualify such Investor Designee from being a member of the Board pursuant to this Section 4.1. The Investors will cause any Investor Designee to make himself or herself reasonably available for interviews and to consent to such reference and background checks or other investigations as the Board may reasonably request to determine such Investor Designee's eligibility and qualification to serve as a director of the Company. No Investor Designee shall be eligible to serve as a director of the Company if he or she has been involved in any of the events enumerated under Item 2(d) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Entity prohibiting service as a director of any public company. As a condition to the appointment of the Investor Designee or nomination for election as a director of the Company pursuant to this Section 4.1, the Investor Designee shall provide to the Company:

(i)   all information reasonably requested by the Company that is required to be or is customarily disclosed for directors, candidates for directors and their respective Affiliates and Representatives in a proxy statement or other filings in accordance with applicable law or any stock exchange rules or listing standards;

(ii)   all information reasonably requested by the Company in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations;

(iii)   an undertaking in writing by the Investor Designee, to the extent the same is made by the other members of the Board:

(1)   to be subject to, bound by and duly comply with the code of conduct and other policies of the Company, in each case, to the extent applicable to all other non-executive directors of the Company; and

(2)   to provide such additional information reasonably necessary to comply with future legal or regulatory obligations of the Company; and

(iv)   an irrevocable advance resignation letter pursuant to which the Investor Designee shall resign from the Board as set forth in this Agreement.

(g)   Investor agrees that it shall, and it shall cause and direct its Controlled Affiliates to, vote (including, if applicable, by delivering one or more proxies or through the execution of one or more written consents if stockholders of the Company are requested to vote through the execution of an action by written consent in lieu of any annual or special meeting of stockholders of the Company) any Voting Securities owned by them or over which they have voting control to be present for quorum purposes, in favor of all those persons nominated to serve as directors of the Company by the NCGC of the Board and against any nominee not so nominated.

Section 4.2   RESTRICTIONS ON TRANSFERS OF PREFERRED STOCK.

(a)   Any Transfer of Preferred Stock not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. If the Company issues any Warrants pursuant to Section 5 of the Certificate of Designations, such Warrants will be subject to the same restrictions on Transfer as the Preferred Stock as set forth in this Section 4.2.

(b)   Each Stockholder may Transfer any Preferred Stock to any Person other than a Disqualified Transferee; provided, that prior to the first day following the first (1st) anniversary of the Initial Issue Date, without the prior written consent of the Company, a Stockholder may not Transfer any Preferred Stock other than to an Initial Permitted Transferee.

(c)   No Transfer shall be made in violation of the Securities Act or any applicable state securities laws, and all Transfers of Preferred Stock, Warrants or the transfer or sale of Conversion Shares or Warrant Shares, as applicable, shall be subject to any regulatory or governmental consents required in connection with any such Transfer. In connection with any

26

regulatory or governmental consents required in connection with the Transfer of Preferred Stock or Warrants or the transfer or sale of Conversion Shares or Warrant Shares, as applicable, as determined in the reasonable discretion of any Stockholder, the Company shall cooperate in good faith with requests made by such Stockholder to obtain any such consent as needed to permit the Transfer of the Preferred Stock or Warrants or the transfer or sale Conversion Shares or Warrant Shares, as applicable; *provided*, that in no event shall the Company be required to provide covenants to any Governmental Entity regarding the Company, its Subsidiaries or their operations; *provided further*, that the Company shall bear all costs associated with obtaining such consent, including but not limited to any governmental filing fees and costs related to any appeals in connection with obtaining any such consent, other than (x) the Stockholder's legal advisory costs incurred in the preparation of any related filings or otherwise in connection with obtaining such consent and (y) the filing fees associated with any filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, in each case, for which the Stockholder shall be responsible. In connection with any Permitted Transfer and as a condition thereto, the transferring Stockholder shall cause the Permitted Transferee to execute and deliver to the Company a Preferred Holder Joinder, in substantially the form attached hereto as <u>Exhibit A</u>, at the time of or prior to any Transfer (unless such Permitted Transferee is a Stockholder before giving effect to such Transfer) and shall thereafter be party to this Agreement in accordance with its terms and conditions. Each Permitted Transferee that is a United States person (as defined for U.S. federal income tax purposes) shall provide to the Company an executed copy of IRS Form W-9. Each Permitted Transferee that is not a United States person shall provide to the Company an executed copy of the IRS Form W-8 applicable to such Permitted Transferee and any other applicable evidence, which shall establish any exemption from, or reduction in, U.S. federal withholding tax to which such Permitted Transferee is entitled in respect of the Preferred Stock.

(d)	Notwithstanding <u>Section 4.2(b)</u>, if a Bankruptcy Event occurs, then the Preferred Stock shall be freely transferable.

(e)	The Company shall keep at its principal office a register for the registration of the Preferred Stock. Upon satisfaction of the requirements of this Agreement to effect a transfer of any Preferred Stock, the Company will cause such transfer to be registered and prepare, execute and deliver (at the Company's expense) book-entry records reflecting such transfer as soon as reasonably practicable but in no event later than the seventh (7th) Business Day after the date of such satisfaction. All transfers of Preferred Stock must be in an amount representing a whole number of shares of Preferred Stock, and no fractional share of Preferred Stock may be transferred. Dividends shall accumulate on the Preferred Stock represented by such book-entry record from the date on which Dividends have been fully paid on the Preferred Stock represented by the surrendered book-entry record. The issuance of such new book-entry record shall be made without charge to the Stockholders, and the Company shall pay for any cost incurred by the Company in connection with such issuance, including any documentary, stamp and similar issuance or transfer tax in respect of the preparation, execution and delivery of such new book-entry record pursuant to this <u>Section 4.2(e)</u>. All transfers and exchanges of Preferred Stock shall be made promptly by direct registration on the books and records of the Company and the Company shall take all such other actions as may be required to reflect and facilitate all transfers and exchanges not prohibited by this <u>Section 4.2(e)</u>.

(f)   Unless otherwise agreed to by the Company and the applicable Stockholder, each book-entry record representing Preferred Stock shall be deemed to bear a restrictive legend in substantially the form attached hereto as Annex I and shall be subject to the restrictions set forth therein. In addition, such book-entry record may have notations, additional legends or endorsements required by law, exchange rules or agreements to which the Company and any Stockholder (in its capacity as a Stockholder) is subject, if any.

SECTION 4.3   EXEMPTION FROM CERTAIN TRANSFER RESTRICTIONS.

(a)   The parties acknowledge the restrictions on Transfer set forth in the Fifteenth Article of the Certificate of Incorporation. For purposes of this Section 4.3, the terms "Prohibited Transfer", "Initial Substantial Holder", "Corporation Securities" and "Excess Securities" shall have the meanings set forth in the Certificate of Incorporation.

(b)   The Board has determined that granting the Exemptions (as defined below) is in the best interests of the Company and pursuant to Section (4) of the Fifteenth Article of the Certificate of Incorporation has approved and granted the Exemptions.

(c)   The Investors have requested that (i) the issuance of the Preferred Stock and any associated Warrants to the GCM Parties will not be treated as a Prohibited Transfer, (ii) each of the GCM Parties shall be treated as an Initial Substantial Holder with respect to the Preferred Stock issued to it on the date hereof, any Warrants issued in connection with a redemption of such Preferred Stock, and any Corporation Securities obtained upon conversion of such Preferred Stock by such GCM Party (with respect to each GCM Party, such "Holder's Securities") or exercise of such Warrants by such GCM Parties for all purposes of the Certificate of Incorporation, and (iii) each GCM Party's Securities shall not be treated as Excess Securities for so long as they are retained by such GCM Parties or transferred in accordance with the provisions applicable to an Initial Substantial Holder (clauses (i) – (iii) collectively, the "Exemptions"). For the avoidance of doubt, the Exemptions shall apply only to the Holder's Securities.

(d)   The initial and continuing effectiveness of the Exemptions is expressly conditioned on the present and continuing accuracy of the representation set forth below. Each of the GCM Parties hereby represents and warrants that as of the date hereof and at all times prior to the termination of the Exemptions hereunder:

(i)   It does not own and will not own, actually or constructively, any Corporation Securities other than the Investor's Securities.

(e)   Each of the GCM Parties shall promptly notify the Company if it becomes aware of any breach of the representation set forth above. If, at any time, the representation set forth above is or subsequently becomes untrue (considered without regard to any knowledge qualifiers), the GCM Parties will no longer be entitled to the Exemptions and the Board's approval of the Exemptions will automatically be rescinded.

(f)   Subject to applicable law and other contractual agreements applicable to the GCM Parties, each of the GCM Parties agrees to use good faith efforts to provide the Company with written notice of any additional Corporation Securities acquired by such holder prior to entering into a binding agreement to acquire such securities. In addition, each of the GCM Parties agrees to provide written notice to the Company within five (5) days of any Transfer of the Contemplated Preferred Securities.

SECTION 4.4   REFINANCING RIGHTS.

(a)   Non-Convertible Refinancing Preferred Stock. If on or prior to February 26, 2026, the Company issues or creates a new class of preferred stock for the purpose of refinancing all of the Series A Preferred Stock issued and outstanding as of the date thereof (such securities, the "Refinancing Preferred Stock"), and the Refinancing Preferred Stock is not convertible into shares of Common Stock or another security convertible into or exchangeable or exercisable for shares of Common Stock, each Investor and any affiliate of such Investor, that is a Shareholder as of such time shall have the right (the "Exchange Right"), but not the obligation (as described in (c) below), to exchange any or all shares of Series B Preferred Stock for shares of the Refinancing Preferred Stock, as practicable, and otherwise for shares of a newly created class of preferred stock with substantially the same terms as the Refinancing Preferred Stock. Each share of Series B Preferred Stock will be exchangeable for a number of shares of Refinancing Preferred Stock, the aggregate initial liquidation preference of which is equivalent to the Liquidation Value, determined as of the Business Day immediately prior to the issuance of the Refinancing Preferred Stock (the "Exchange Consideration").

(b)   Convertible Refinancing Preferred Stock. If on or prior to February 26, 2026, the Company issues any shares of Refinancing Preferred Stock that are convertible into Common Stock or another security convertible into or exchangeable or exercisable for shares of Common Stock and (i) that constitute Liquidation Senior Securities or Dividend Senior Securities (each as defined in the Certificate of Designations) or (ii) that by their terms accrue dividends at a rate greater than the Dividend Rate (as defined in the Certificate of Designations) of the Series B Preferred Stock, the Investors shall have the right, but not the obligation (the "Amendment Right"), to instruct the Company to amend the terms of the Series B Certificate of Designations as permitted thereby such that, after giving effect to such amendment, (I) the Refinancing Preferred Stock constitutes a Liquidation Parity Security and Dividend Parity Security and/or (II) the Dividend Rate equals the dividend rate of the Refinancing Preferred Stock, as applicable.

(c)   Exercise of Refinancing Rights. The Company shall provide written notice of the issuance of any Refinancing Preferred Stock to the Stockholders promptly after such issuance. The Stockholders shall have (i) in the case of the Exchange Right, ten (10) Business Days from receipt of such notice and (ii) in the case of the Amendment Right, 60 calendar days from receipt of such notice (in each case, an "Election Deadline") to provide written notice (an "Election Notice"), email being sufficient, to the Company, of the exercise of the Exchange Right or Amendment Right, as applicable. No later than ten (10) Business Days following receipt of any Election Notice, the Company shall:

(i)   in the case of an exchange pursuant to Section 4.4(a), exchange each share of Series B Preferred Stock included in the Election Notice for the Exchange Consideration; or (ii)　　in the case of an amendment pursuant to <u>Section 4.4(b)</u>, file an amendment to the Certificate of Designations giving effect to such amendments;

provided, that if any regulatory or governmental consents are required in connection with an exchange pursuant to (c)(i) above, as determined in the reasonable discretion of the applicable exchanging Stockholder, the Closing Date shall be three (3) Business Days following the date on which any such regulatory or governmental consents required for the exchange are obtained, if later than ten (10) Business following the Company's receipt of the applicable Election Notice. The shares of Refinancing Preferred Stock issued pursuant to any such exchange shall be deemed outstanding and of record as of the Closing Date. Each Stockholder's rights under this <u>Section 4.4</u> shall terminate and be of no further force and effect if such Stockholder does not deliver an Exercise Notice on or before the Election Deadline.

(d)　　On the Closing Date, any newly created and issued shares of preferred stock issued in an exchange shall become subject to this Agreement as if issued on the Initial Issue Date in lieu of the corresponding shares of Series B Preferred Stock. Furthermore, all shares of Series B Preferred Stock will remain subject to this Agreement in all respects notwithstanding any amendment to the Series of Designations pursuant to Section 4.4(b).

SECTION 4.5　<u>WARRANT AGREEMENT</u>. If the Company exercises its optional redemption right under Section 5 of the Certificate of Designations, and the Optional Redemption Date (as defined in the Certificate of Designations) for such redemption is on or prior to February 26, 2027, on the Optional Redemption Date, the Company will enter into a warrant agreement in substantially the form attached as <u>Exhibit B</u> hereto (the "<u>Warrant Agreement</u>") pursuant to which the Company will issue a number of Warrants, to be calculated in accordance with the Certificate of Designations, to Stockholders of any shares of Series B Preferred Stock subject to redemption as set forth in the Certificate of Designations.

ARTICLE V

<u>MISCELLANEOUS</u>

SECTION 5.1　<u>NOTICES</u>. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one Business Day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth below or such other address or email address as may hereafter be designated in writing by such party to the other parties:

(a)　　if to the Company, to:

FTAI Infrastructure Inc.
111 West 19th Street, 2nd Floor
New York, NY 10011
Attention: Ken Nicholson, Chief Executive Officer and President;
                Kevin Krieger, Secretary
Email: knicholson@fortress.com
                kkrieger@fortress.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Michael J. Schwartz, Esq.
                Faiz Ahmad, Esq.
                David A. Niemeyer, Esq.
Email: michael.schwartz@skadden.com
                faiz.ahmad@skadden.com
                david.niemeyer@skadden.com

(b)   if to any of the Stockholders, to:

the address and email address set forth in the records of the Company

with a copy to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: John D. Pitts, P.C.
                Matthew R. Pacey, P.C.
                Gabrielle Sumich
Email: john.pitts@kirkland.com
                matt.pacey@kirkland.com
                gabrielle.sumich@kirkland.com

Any requirement to provide notice to Stockholders under this Agreement shall exclude any Stockholders that have not executed a joinder to this Agreement.

SECTION 5.2 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 5.3 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other

Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 5.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

SECTION 5.5 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties with respect to the subject matter hereof.

SECTION 5.6 FURTHER ASSURANCES. Each party shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other party hereto to give effect to and carry out the transactions contemplated herein.

SECTION 5.7 GOVERNING LAW; EQUITABLE REMEDIES. **THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF)**. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at law would be adequate.

SECTION 5.8 CONSENT TO JURISDICTION. With respect to any suit, action or proceeding ("Proceeding") arising out of or relating to this Agreement or any transaction contemplated hereby each of the parties hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or the Court of Chancery located in the State of Delaware, County of Newcastle (the "Selected Courts") and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (ii) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to the Company or the Stockholders at their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and (iii) **TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY**.

SECTION 5.9 AMENDMENTS; WAIVERS.

(a)   No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; *provided*, that the consent of the GCM Parties other than the Investors shall only be required for an amendment or waiver with respect to Section 4.3.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 5.10   TRANSFER OF RIGHTS; SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Stockholder, other than to a Permitted Transferee who joins this Agreement pursuant to Section 4.2(c), without the prior written consent of the Company. The Company may assign any of its rights or obligations hereunder without the prior written consent of the Stockholders; provided, that no successor or assignee of the Company shall have any rights granted under this Agreement until such Person acknowledges its rights and obligations hereunder by a signed written statement of such Person's acceptance of such rights and obligations. Except as otherwise provided herein, all the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and permitted assigns of the parties hereto. Any transfer in violation of this Section 5.10 shall be null and void.

SECTION 5.11   NO THIRD-PARTY BENEFICIARIES. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the Company and the Investors, any benefits, rights, or remedies (except as specified in Section 3.8 hereof).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

FTAI INFRASTRUCTURE INC.

By: /s/ Kenneth Nicholson
    Name: Kenneth Nicholson
    Title: Chief Executive Officer

LABOR IMPACT FUND, L.P.

By: GCM Investments GP, LLC, its general partner

By: /s/ Todd Henigan
    Name: Todd Henigan
    Title: Authorized Signatory

LIF AIV 1, L.P.

By: GCM Investments GP, LLC, its general partner

By: /s/ Todd Henigan
    Name: Todd Henigan
    Title: Authorized Signatory

LABOR IMPACT REAL ESTATE (CAYMAN) HOLDINGS, L.P.

By: Labor Impact Feeder Fund, L.P., its general partner

By: GCM Investments GP, LLC, its general partner

By: /s/ Todd Henigan
    Name: Todd Henigan
    Title: Authorized Signatory

[Signature page to Investor Rights Agreement]

LABOR IMPACT FEEDER FUND, L.P.

By: GCM Investments GP, LLC, its general partner

By: /s/ Todd Henigan
     Name: Todd Henigan
     Title: Authorized Signatory

<u>**Exhibit A**</u>

Preferred Holder Joinder

Joinder to Investor Rights Agreement

This Joinder (this "<u>Joinder</u>") to the Investor Rights Agreement, dated as of February 26, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the "<u>Agreement</u>"), by and among FTAI Infrastructure Inc., a Delaware corporation, and Labor Impact Fund, L.P., a Delaware Limited Partnership, LIF AIV 1, L.P., a Delaware limited partnership, Labor Impact Feeder Fund, L.P., a Delaware limited partnership and Labor Impact Real Estate (Cayman) Holdings, L.P., a Cayman Islands exempted limited partnership, is made as of [●] by [●], a [●] (the "<u>Joining Holder</u>"). Capitalized terms used herein but not otherwise defined have the meanings set forth in the Agreement.

Pursuant to <u>Section 4.2(c)</u> of the Agreement, the shares of Preferred Stock are transferable to the Joining Holder if, and only if, the Joining Holder executes and delivers this Joinder in accordance with the terms of the Agreement. The Joining Holder agrees as follows:

1.   The Joining Holder acknowledges that the Joining Holder is acquiring the shares of Preferred Stock subject to the terms and conditions of the Agreement and that all the shares of Preferred Stock acquired by the Joining Holder shall be bound by and subject to the terms of the Agreement; <u>provided</u>, that the rights granted to the Investors in <u>Section 4.1</u> and <u>Section 4.4</u> of the Agreement shall not be conveyed to the Joining Holder unless, and only for so long as, such Joining Holder is also an Affiliate of the Investors.

2.   Upon execution of this Joinder, the Joining Holder will become a party to the Agreement and will be fully bound by, and subject to, all of the terms and conditions of the Agreement as if the undersigned were an original signatory to the Agreement.

3.   This Joinder shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

4.   Any notice required to be provided by the Agreement shall be given to the Joining Holder at the address listed on the Joining Holders' signature page hereto.

5.   A signature delivered by facsimile or other electronic transmission (including e-mail) will be considered an original signature. Any Person may rely on a copy of this Joinder.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Joining Holder has caused this Joinder to be duly executed and delivered as of the date first written above.

[●]

By: _____
     Name:
     Title:
     Address:

EXHIBIT B

WARRANT AGREEMENT

WARRANT AGREEMENT

BETWEEN

FTAI INFRASTRUCTURE INC.

AND

[●],

AS WARRANT AGENT

[●], 202[●]

TABLE OF CONTENTS

Page

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EXHIBITS

Exhibit A	=	Form of Global Warrant Certificate
Exhibit B-1	=	Form of Election to Exercise Book-Entry Warrants
Exhibit B-2	=	Form of Election to Exercise Warrants Represented by Global Warrant Certificates to be Completed by Direct Participant in the Depository Trust Company
Exhibit C	=	Form of Assignment

WARRANT AGREEMENT

This WARRANT AGREEMENT (this "*Agreement*"), dated as of [●], 202[●] by and between FTAI INFRASTRUCTURE INC., a Delaware corporation (the "*Company*"), and [●], as Warrant Agent (the "*Warrant Agent*") (each a "*Party*" and collectively, the "*Parties*").

PRELIMINARY STATEMENTS

WHEREAS, on February 26, 2025 (the "*Initial Issue Date*"), the Company issued 160,000 shares of Series B Junior Convertible Preferred Stock (the "*Series B Preferred Stock*"), the terms of which are set forth in a certificate of designations (the "*Certificate of Designations*");

WHEREAS, pursuant to Section 5(b)(i) of the Certificate of Designations, upon exercise by the Company of its optional redemption right, the Company must issue to holders of shares of Series B Preferred Stock being redeemed one or more warrants (the "*Warrants*," and each, a "*Warrant*") entitling the holders thereof to purchase 7,000,000 shares of common stock, $0.01 par value per share, in the aggregate, or a pro rata portion thereof in the event of a partial redemption, of the Company (the "*Common Stock*") at an initial exercise price equal to $8.18 per share (as adjusted in accordance with this Agreement, the "*Exercise Price*"), exercisable from the date hereof (the "*Issue Date*") until the Expiration Time, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company has exercised its optional redemption right set forth in Section 5(b)(i) of the Certificate of Designations with respect to [●] shares of Series B Preferred Stock and with an Optional Redemption Date (as defined in the Certificate of Designations) of the date hereof;

WHEREAS, the Company and the holders of shares of the Series B Preferred Stock are parties to an investor rights agreement, dated as of February 26, 2025, setting forth certain rights and obligations of the parties with respect to, *inter alia*, the Warrants;

WHEREAS, the Warrant Agent, at the request of the Company, has agreed to act as the agent of the Company in connection with the issuance, registration, transfer, exchange and exercise of the Warrants; and

WHEREAS, the issuance of the Warrants pursuant to the Certificate of Designations and this Agreement is in reliance on an exemption from registration under the Securities Act of 1933, as amended (the "*Securities Act*") provided by Section 4(a)(2) of the Securities Act.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereto agree as follows:

Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions hereinafter set forth in this Agreement (and no implied terms); and the Warrant Agent hereby accepts such appointment, on the terms and subject to the conditions hereinafter set forth.

Issuances; Exercise Price. On the terms and subject to the conditions of this Agreement, the Company will issue Warrants as set forth in the Certificate of Designations. On such date, the Warrants shall be issued by book-entry registration on the books of the Warrant Agent ("**Book-Entry Warrants**") and shall be evidenced by statements issued by the Warrant Agent from time to time to the registered holder of Book-Entry Warrants reflecting such book-entry position (the "**Warrant Statement**"). Each Warrant evidenced thereby entitles the holder, upon proper exercise and payment of the Exercise Price, to receive from the Company, as adjusted as provided herein, one fully-paid, non-assessable share of Common Stock. The shares of Common Stock or (as provided pursuant to Section 12 hereof) securities, Cash or other property deliverable upon proper exercise of the Warrants are referred to herein as the "**Warrant Shares**."

Form of Warrants. Subject to Section 6 of this Agreement, the Warrants shall be issued (1) via book-entry registration on the books and records of the Warrant Agent and evidenced by Warrant Statements, in customary form and substance and/or (2) if requested by any Warrantholder (as defined herein), in the form of one or more global certificates (the "**Global Warrant Certificates**"), the forms of election to exercise and of assignment to be printed on the reverse thereof, in substantially the form set forth in Exhibit A attached hereto. The Global Warrant Certificates of each of the Warrants may bear such appropriate insertions, omissions, legends, substitutions and other variations as are required or permitted by this Agreement, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with any law or with any rules made pursuant thereto or with any rules of any securities exchange or as may, consistently herewith, be determined by, in the case of Global Warrant Certificates, the Appropriate Officers (as defined herein) executing such Global Warrant Certificates, as evidenced by their execution of the Global Warrant Certificates.

If requested by any Warrantholder, Global Warrant Certificates shall be deposited with, or with the Warrant Agent as custodian for, The Depository Trust Company (the "**Depository**") and registered in the name of Cede & Co., or such other entity designated by the Depository, as the Depository's nominee, subject to the Warrants meeting the eligibility requirements of the Depository. Each Global Warrant Certificate shall represent such number of the outstanding Warrants as specified therein, and each shall provide that it shall represent the aggregate amount of outstanding Warrants from time to time endorsed thereon and that the aggregate amount of outstanding Warrants represented thereby may from time to time be reduced or increased, as appropriate, in accordance with the terms of this Agreement.

Execution of Global Warrant Certificates. Global Warrant Certificates shall be signed on behalf of the Company by its Chief Executive Officer, its Chief Financial Officer, its President, its General Counsel, its Treasurer, its Controller, a Vice President, its Secretary, an Assistant Secretary or any other authorized person appointed by the board of directors of the Company (the "**Board of Directors**") from time to time (each, an "**Appropriate Officer**"). Each such signature upon the Global Warrant Certificates may be in the form of a facsimile or electronic signature of any such Appropriate Officer and may be imprinted or otherwise reproduced on the Global Warrant Certificates and for that purpose the Company may adopt and use the facsimile or electronic signature of any Appropriate Officer.

If any Appropriate Officer who shall have signed any of the Global Warrant Certificates shall cease to be an Appropriate Officer before the Global Warrant Certificates so signed shall have been countersigned by the Warrant Agent or disposed of by the Company, such Global Warrant Certificates nevertheless may be countersigned and delivered or disposed of as though such Appropriate Officer had not ceased to be an Appropriate Officer of the Company, and any Global Warrant Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Global Warrant Certificate, shall be an Appropriate Officer, although at the date of the execution of this Agreement such Person was not an Appropriate Officer. Global Warrant Certificates shall be dated the date of countersignature by the Warrant Agent and shall represent one or more whole Warrants.

Registration and Countersignature. Upon written order of the Company, the Warrant Agent shall (i) register in the Warrant Register (as defined below) the Book-Entry Warrants as well as any Global Warrant Certificates and exchanges and transfers of outstanding Warrants in accordance with the procedures set forth in this Agreement and (ii) upon receipt of the Global Warrant Certificates duly executed on behalf of the Company, countersign by either manual or facsimile signature one or more Global Warrant Certificates evidencing Warrants and shall deliver such Global Warrant Certificates to or upon the written order of the Company. Such written order of the Company shall specifically state the number of Warrants that are to be issued as Book-Entry Warrants and the number of Warrants that are to be issued as a Global Warrant Certificate. A Global Warrant Certificate shall be, and shall remain, subject to the provisions of this Agreement until such time as all of the Warrants evidenced thereby shall have been duly exercised or shall have expired or been canceled in accordance with the terms hereof. Each Person in whose name any Warrant is registered (each such registered holder, a "*Warrantholder*") shall be bound by all of the terms and provisions of this Agreement (a copy of which is available on request to the Secretary of the Company) as fully and effectively as if such Warrantholder had signed the same.

No Global Warrant Certificate shall be valid for any purpose, and no Warrant evidenced thereby shall be exercisable, until such Global Warrant Certificate has been countersigned by the manual or facsimile signature of the Warrant Agent. Such signature by the Warrant Agent upon any Global Warrant Certificate executed by the Company shall be conclusive evidence that such Global Warrant Certificate so countersigned has been duly issued hereunder.

The Warrant Agent shall keep, at an office designated for such purpose, books (the "*Warrant Register*") in which, subject to such reasonable regulations as it may prescribe, it shall register the Book-Entry Warrants as well as any Global Warrant Certificates and exchanges and transfers of outstanding Warrants in accordance with the procedures set forth in Section 6 of this Agreement, all in form reasonably satisfactory to the Company and the Warrant Agent. No service charge shall be made for any exchange or registration of transfer of the Warrants, but the Company may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge that may be imposed on the Warrantholder in connection with any such exchange or registration of transfer. The Warrant Agent shall have no obligation to effect an exchange or register a transfer unless and until any payments required by the immediately preceding sentence have been made.

Prior to due presentment for registration of transfer or exchange of any Warrant in accordance with the procedures set forth in this Agreement, the Warrant Agent and the Company

5

may deem and treat the Warrantholder as the absolute owner of such Warrant (notwithstanding any notation of ownership or other writing made in a Global Warrant Certificate by anyone), for the purpose of any exercise thereof, any distribution to the Warrantholder thereof and for all other purposes, and neither the Warrant Agent nor the Company shall be affected by notice to the contrary.

Registration of Transfers and Exchanges.

Transfer and Exchange of Global Warrant Certificates or Beneficial Interests Therein. The transfer and exchange of Global Warrant Certificates or beneficial interests therein shall be effected through the Depository, in accordance with this Agreement and the procedures of the Depository therefor.

Exchange of a Beneficial Interest in a Global Warrant Certificate for a Book-Entry Warrant.

Any Warrantholder of a beneficial interest in a Global Warrant Certificate may, upon request, exchange such beneficial interest for a Book-Entry Warrant. Upon receipt by the Warrant Agent from the Depository or its nominee of written instructions or such other form of instructions as is customary for the Depository on behalf of any Person having a beneficial interest in a Global Warrant Certificate, the Warrant Agent shall cause, in accordance with the standing instructions and procedures existing between the Depository and Warrant Agent, the number of Warrants represented by the Global Warrant Certificate to be reduced by the number of Warrants to be represented by the Book-Entry Warrants to be issued in exchange for the beneficial interest of such Person in the Global Warrant Certificate and, following such reduction, the Warrant Agent shall register in the name of the Warrantholder a Book-Entry Warrant and deliver to said Warrantholder a Warrant Statement.

Book-Entry Warrants issued in exchange for a beneficial interest in a Global Warrant Certificate pursuant to this Section 6(b) shall be registered in such names as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Warrant Agent. The Warrant Agent shall deliver such Warrant Statements to the Persons in whose names such Warrants are so registered.

Transfer and Exchange of Book-Entry Warrants. Book-Entry Warrants surrendered for exchange or for registration of transfer pursuant to clause (i) of this Section 6(c) or Section 6(i)(iv), shall be cancelled by the Warrant Agent. Such cancelled Book-Entry Warrants shall then be disposed of by or at the direction of the Company in accordance with applicable law. When Book-Entry Warrants are presented to or deposited with the Warrant Agent with a written request:

to register the transfer of the Book-Entry Warrants; or

to exchange such Book-Entry Warrants for an equal number of Book-Entry Warrants of other authorized denominations;

then in each case the Warrant Agent shall register the transfer or make the exchange as requested if its requirements for such transactions are met; *provided, however*, that the Warrant Agent has received a written instruction of transfer in a form satisfactory to the Warrant Agent, duly executed by the Warrantholder thereof or by his attorney, duly authorized in writing.

Restrictions on Exchange or Transfer of a Book-Entry Warrant for a Beneficial Interest in a Global Warrant Certificate. A Book-Entry Warrant may not be exchanged for a beneficial interest in a Global Warrant Certificate except upon satisfaction of the requirements set forth below. Upon receipt by the Warrant Agent of appropriate instruments of transfer with respect to a Book-Entry Warrant, in a form satisfactory to the Warrant Agent, together with written instructions directing the Warrant Agent to make, or to direct the Depository to make, an endorsement on the Global Warrant Certificate to reflect an increase in the number of Warrants represented by the Global Warrant Certificate equal to the number of Warrants represented by such Book-Entry Warrant (such instruments of transfer and instructions to be duly executed by the holder thereof or the duly appointed legal representative thereof or by his attorney, duly authorized in writing, such signatures to be guaranteed by an eligible guarantor institution to the extent required by the Warrant Agent or the Depository), then the Warrant Agent shall cancel such Book-Entry Warrant on the Warrant Register and cause, or direct the Depository to cause, in accordance with the standing instructions and procedures existing between the Depository and the Warrant Agent, the number of Warrants represented by the Global Warrant Certificate to be increased accordingly. If no Global Warrant Certificates are then outstanding, the Company shall issue and the Warrant Agent shall countersign a new Global Warrant Certificate representing the appropriate number of Warrants.

Restrictions on Exchange or Transfer of Global Warrant Certificates. Notwithstanding any other provisions of this Agreement (other than the provisions set forth in Section 6(f)), unless and until it is exchanged in whole for a Book-Entry Warrant, a Global Warrant Certificate may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

Book-Entry Warrants. If at any time, the Depository for the Global Warrant Certificates notifies the Company that the Depository is unwilling or unable to continue as Depository for the Global Warrant Certificates and a successor Depository for the Global Warrant Certificates is not appointed by the Company within ninety (90) days after delivery of such notice, then the Warrant Agent, upon written instructions signed by an Appropriate Officer of the Company and all other necessary information, shall register Book-Entry Warrants, in an aggregate number equal to the number of Warrants represented by the Global Warrant Certificates, in exchange for such Global Warrant Certificates, in such names and in such amounts as directed by the Depository or, in the absence of instructions from the Depository, the Company.

Restrictions on Transfers of Warrants. No Warrants shall be sold, exchanged or otherwise transferred in violation of the Securities Act or applicable state securities laws. Each Warrantholder, by its acceptance of any Warrant under this Agreement, acknowledges and agrees that the Warrants (including any Warrant Shares issued upon exercise thereof) were issued pursuant to an exemption from the registration requirement of Section 5 of the Securities Act provided by Section 4(a)(2) of the Securities Act and such Warrantholder may not be able to sell or transfer any Warrant Shares in the absence of an effective registration statement under the Securities Act or an exemption from registration thereunder. The Warrants will be subject to the same transfer restrictions and exemptions from certain transfer restrictions as the Series B Preferred Stock as set forth in Section 4.2 and Section 4.3, respectively, of the Investor Rights Agreement.

Cancellation of Global Warrant Certificate. At such time as all beneficial interests in Global Warrant Certificates have either been exchanged for Book-Entry Warrants, redeemed, repurchased or cancelled, all Global Warrant Certificates shall be returned to, or retained and cancelled by, the Warrant Agent, upon written instructions from the Company satisfactory to the Warrant Agent.

Obligations with Respect to Transfers and Exchanges of Warrants.

To permit registrations of transfers and exchanges, the Company shall execute Global Warrant Certificates, if applicable, and the Warrant Agent is hereby authorized, in accordance with the provisions of Section 5 and this Section 6, to countersign such Global Warrant Certificates, if applicable, or register Book-Entry Warrants, if applicable, as required pursuant to the provisions of this Section 6 and for the purpose of any distribution of new Global Warrant Certificates contemplated by Section 9 or additional Global Warrant Certificates contemplated by Section 12.

All Book-Entry Warrants and Global Warrant Certificates issued upon any registration of transfer or exchange of Book-Entry Warrants or Global Warrant Certificates shall be the valid obligations of the Company, entitled to the same benefits under this Agreement as the Book-Entry Warrants or Global Warrant Certificates surrendered upon such registration of transfer or exchange.

No service charge shall be made to a Warrantholder for any registration, transfer or exchange but the Company may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge that may be imposed on the Warrantholder in connection with any such exchange or registration of transfer. Neither the Company nor the Warrant Agent shall be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance of Warrants or any certificates for Warrant Shares in a name other than that of the Warrantholder of the surrendered Warrants, and the Company shall not be required to issue or deliver such Warrants or the certificates representing the Warrant Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Warrant Agent shall have no duty to deliver such Warrants or the certificates representing such Warrant Shares unless and until it is satisfied that all such taxes and charges have been paid.

So long as the Depository, or its nominee, is the registered owner of a Global Warrant Certificate, the Depository or such nominee, as the case may be, will be considered the sole owner or Warrantholder of the Warrants represented by such Global Warrant Certificate for all purposes under this Agreement. Except as provided in Section 6(b) and Section 6(f) upon the exchange of a beneficial interest in a Global Warrant Certificate for Book-Entry Warrants, owners of beneficial interests in a Global Warrant Certificate will not be entitled to have any Warrants registered in their names, and will under no circumstances be entitled to receive physical delivery of any such Warrants and will not be considered the owners or Warrantholders thereof under the

Warrants or this Agreement. Neither the Company nor the Warrant Agent, in its capacity as registrar for such Warrants, will have any responsibility or liability for any aspect of the records relating to beneficial interests in a Global Warrant Certificate or for maintaining, supervising or reviewing any records relating to such beneficial interests. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Warrant Agent or any agent of the Company or the Warrant Agent from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair the operations of customary practices of the Depository governing the exercise of the rights of a holder of a beneficial interest in a Global Warrant Certificate.

Subject to Section 6(b), Section 6(c) and Section 6(d) hereof, and this Section 6(i), the Warrant Agent shall, upon receipt of all information required to be delivered hereunder and any evidence of authority that may be reasonably required by the Warrant Agent, from time to time register the transfer of any outstanding Warrants in the Warrant Register, upon surrender of Global Warrant Certificates, if applicable, representing such Warrants at the Warrant Agent Office (as defined below), duly endorsed, and accompanied by a completed form of assignment substantially in the form of Exhibit C hereto (or with respect to a Book-Entry Warrant, only such completed form of assignment substantially in the form of Exhibit C hereto), duly signed by the Warrantholder thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, such signature to be guaranteed by a participant in the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program. Upon any such registration of transfer, a new Global Warrant Certificate or a Warrant Statement, as the case may be, shall be issued to the transferee.

Duration and Exercise of Warrants.

Subject to the terms of this Agreement, each Warrant shall be exercisable, in whole or in part, at any time and from time to time beginning on and after the Issue Date and ending at the earlier of (i) 5:00 p.m., New York City time, on February 26, 2033, if such date is not a Business Day, the next subsequent Business Day or (ii) upon the consummation of a Sale Transaction (as defined below) (such date and time, the "*Expiration Time*"). The Company shall promptly provide the Warrant Agent written notice of the Expiration Time. After the Expiration Time, the Warrants will be void and of no value, and may not be exercised.

Subject to the provisions of this Agreement, the Warrantholder may exercise the warrants as follows:

registered holders of Book-Entry Warrants must provide written notice of such election ("*Warrant Exercise Notice*") to exercise the Warrant to the Company and the Warrant Agent at the addresses set forth in Section 20 no later than the Expiration Time, which Warrant Exercise Notice shall be substantially in the form set forth in Exhibit B-1 hereto, properly completed and executed by the registered holder of the Book-Entry Warrant and paying (x) the Exercise Price multiplied by the number of Warrant Shares in respect of which any Warrants are being exercised on the date the notice is provided to the Warrant Agent or (y) in the case of a Cashless Exercise, paying the required consideration in the manner set forth in Section 7(d), in each case, together with any applicable taxes and governmental charges; or with respect to Warrants held through the book-entry facilities of the Depository, (x) a Warrant Exercise Notice to exercise the Warrant must be sent to the Company and the Warrant Agent at the addresses set forth in Section 20 no later than the Expiration Time, which Warrant Exercise Notice shall be substantially in the form set forth in Exhibit B-2 hereto, properly completed and executed by the Warrantholder; *provided* that such written notice may only be submitted with respect to Warrants held through the book-entry facilities of the Depository, by or through Persons that are direct participants in the Depository; and (y) a payment must be made, of (A) the Exercise Price multiplied by the number of Warrant Shares in respect of which any Warrants are being exercised or (B) in the case of a Cashless Exercise (as defined below), the required consideration in the manner set forth in Section 7(d), in each case, together with any applicable taxes and governmental charges.

The aggregate Exercise Price shall be payable in lawful money of the United States of America either by certified or official bank or bank cashier's check payable to the order of the Company or otherwise as agreed with the Company.

In lieu of paying the aggregate Exercise Price as set forth in Section 7(c), *provided* the Common Stock is then listed or admitted for trading on a national securities exchange or an over-the-counter market or comparable system, subject to the provisions of this Agreement, each Warrant shall entitle the Warrantholder, at the election of such Warrantholder, to exercise the Warrant by authorizing the Company to withhold from issuance a number of Warrant Shares issuable upon exercise of all Warrants being exercised by such Warrantholder at such time which, when multiplied by the Current Market Price of the Warrant Shares, is equal to the aggregate Exercise Price, and such withheld Warrant Shares shall no longer be issuable under such Warrants (a "***Cashless Exercise***"). The formula for determining the number of Warrant Shares to be issued in a Cashless Exercise is as follows:

$$X = \frac{(A - B) \times C}{A}$$

Where: X = the number of Warrant Shares issuable upon exercise pursuant to this subsection (d).

A = the Current Market Price of a Warrant Share on the Business Day immediately preceding the date on which the Warrantholder delivers the Warrant Exercise Notice pursuant to subsection (b) above.

B = the Exercise Price.

C = the number of Warrant Shares as to which a Warrant is then being exercised including the withheld Warrant Shares.

If the foregoing calculation results in a negative number, then no Warrant Shares shall be issuable via a Cashless Exercise. The number of Warrant Shares to be issued on such exercise will be determined by the Company (with written notice thereof to the Warrant Agent) using the formula set forth in this Section 7(d). The Warrant Agent shall have no duty or obligation to investigate or confirm whether the Company's determination of the number of Warrant Shares to be issued on such exercise, pursuant to this Section 7(d), is accurate or correct.

Notwithstanding the foregoing, no Cashless Exercise shall be permitted if, as the result of any adjustment made pursuant to Section 12, at the time of such Cashless Exercise, Warrant Shares include a Cash component and the Company would be required to pay Cash to a Warrantholder upon an exercise of Warrants.

Any exercise of a Warrant pursuant to the terms of this Agreement shall be irrevocable and shall constitute a binding agreement between the Warrantholder and the Company, enforceable in accordance with its terms.

The Warrant Agent shall:

examine all Warrant Exercise Notices and all other documents delivered to it by or on behalf of the Warrantholders as contemplated hereunder to ascertain whether or not, on their face, such Warrant Exercise Notices and any such other documents have been executed and completed in accordance with their terms and the terms hereof;

where a Warrant Exercise Notice or other document appears on its face to have been improperly completed or executed or some other irregularity in connection with the exercise of the Warrants exists, the Warrant Agent shall endeavor to inform the appropriate parties (including the Person submitting such instrument) of the need for fulfillment of all requirements, specifying those requirements which appear to be unfulfilled;

inform the Company of and cooperate with and assist the Company in resolving discrepancies between Warrant Exercise Notices received and delivery of Warrants to the Warrant Agent's account;

advise the Company no later than three (3) Business Days after receipt of a Warrant Exercise Notice, of (i) the receipt of such Warrant Exercise Notice and the number of Warrants exercised in accordance with the terms and conditions of this Agreement, (ii) the instructions with respect to delivery of the shares of Common Stock of the Company deliverable upon such exercise, subject to timely receipt from the Depository of the necessary information, and (iii) such other information as the Company shall reasonably require; and

subject to Common Stock being made available to the Warrant Agent by or on behalf of the Company for delivery to the Depository, liaise with the Depository and endeavor to effect such delivery to the relevant accounts at the Depository in accordance with its requirements.

All questions as to the validity, form and sufficiency (including time of receipt) of a Warrant Exercise Notice will be determined by the Company (acting in good faith). The Warrant Agent shall incur no liability for or in respect of such determination by the Company. The Company reserves the right to reject any and all Warrant Exercise Notices not in proper form. Such determination by the Company (acting in good faith) shall be final and binding on the Warrantholders, absent manifest error. The Company reserves the absolute right to waive any of the conditions to the exercise of Warrants or defects in Warrant Exercise Notices with regard to any particular exercise of Warrants. Neither the Company nor the Warrant Agent shall be under any duty to give notice to the Warrantholders of the Warrants of any irregularities in any exercise of Warrants, nor shall it incur any liability for the failure to give such notice.

As soon as practicable after the exercise of any Warrant as set forth in subsection (e), the Company shall issue, or otherwise deliver, or cause to be issued or delivered, in authorized denominations to or upon the order of the Warrantholder of the Warrants, either:

if such Warrantholder holds the Warrants being exercised through the Depository's book-entry transfer facilities, by same-day or next-day credit to the Depository for the account of such Warrantholder or for the account of a participant in the Depository the number of Warrant Shares to which such Warrantholder is entitled, in each case registered in such name and delivered to such account as directed in the Warrant Exercise Notice by such Warrantholder or by the direct participant in the Depository through which such Warrantholder is acting, or

if such Warrantholder holds the Warrants being exercised in the form of Book-Entry Warrants, a book-entry interest in the Warrant Shares registered on the books of the Transfer Agent (as defined below) or, at the Company's option, by delivery to the address designated by such Warrantholder in its Warrant Exercise Notice of a physical certificate representing the number of Warrant Shares to which such Warrantholder is entitled, in fully registered form, registered in such name or names as may be directed by such Warrantholder. Such Warrant Shares shall be deemed to have been issued and any Person so designated to be named therein shall be deemed to have become a Warrantholder as of the Close of Business on the date of the delivery thereof.

If less than all of the Warrants evidenced by a Global Warrant Certificate surrendered upon the exercise of Warrants are exercised at any time prior to the Expiration Time for the Warrants, a new Global Warrant Certificate or Certificates shall be issued for the remaining number of Warrants evidenced by the Global Warrant Certificate so surrendered, and the Warrant Agent is hereby authorized to countersign the required new Global Warrant Certificate or Certificates pursuant to the provisions of Section 5 and this Section 6. The Person in whose name any certificate or certificates for the Warrant Shares are to be issued (or such Warrant Shares are to be registered, in the case of a book-entry transfer) upon exercise of a Warrant shall be deemed to have become a stockholder of such Warrant Shares on the date such Warrant Exercise Notice is delivered.

Cancellation of Warrants. Upon the Expiration Time (if not already properly exercised), the Company and the Warrant Agent shall use commercially reasonable efforts to cause any Global Warrant Certificates to be delivered to the Warrant Agent and be cancelled by it and retired. The Warrant Agent shall cancel all Global Warrant Certificates surrendered for exchange, substitution, transfer or exercise in whole or in part. Such cancelled Global Warrant Certificates shall thereafter be disposed of in a manner satisfactory to the Company provided in writing to the Warrant Agent. The Warrant Agent shall (x) advise an authorized representative of the Company as directed by the Company by the end of each day or on the next Business Day following each day on which Warrants were exercised, of (i) the number of shares of Common Stock issued upon exercise of a Warrant, (ii) the delivery of Global Warrant Certificates evidencing the balance, if any, of the shares of Common Stock issuable after such exercise of the Warrant and (iii) such other information as the Company shall reasonably require and (y) forward funds received for warrant exercises in a given month by the fifth (5th) Business Day of the following month by wire transfer to an account designated by the Company. The Warrant Agent promptly shall confirm such information to the Company in writing. The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder.

Mutilated or Missing Global Warrant Certificates. If any of the Global Warrant Certificates shall be mutilated, lost, stolen or destroyed and in the absence of notice to the Company or the Warrant Agent that such Warrant Certificate has been acquired by a "protected purchaser" within the meaning of Section 8-405 of the Uniform Commercial Code or by a bona fide purchaser, the Company shall issue, and the Warrant Agent shall countersign by either manual, electronic or facsimile signature and deliver, in exchange and substitution for and upon cancellation of the mutilated Global Warrant Certificate, or in lieu of and substitution for the Global Warrant Certificate lost, stolen or destroyed, a new Global Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of (i) evidence reasonably satisfactory to the Company and the Warrant Agent of the loss, theft or destruction of such Global Warrant Certificate; and (ii) such other reasonable requirements as may be imposed by the Company or the Warrant Agent as permitted by Section 8-405 of the Uniform Commercial Code as in effect in the State of New York.

Reservation of Warrant Shares. For the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the Company will, at all times through the Expiration Time, reserve and keep available, free from preemptive rights and out of its aggregate authorized but unissued or treasury shares of Common Stock, shares of Common Stock equal to the number of Warrant Shares deliverable upon the exercise of all outstanding Warrants, and the Company will instruct the transfer agent for the Company's Common Stock (such agent, in such capacity, as may from time to time be appointed by the Company, the "*Transfer Agent*") to reserve such number of authorized and unissued or treasury shares of Common Stock as shall be required for such purpose. The Company will keep a copy of this Agreement on file with such Transfer Agent and with every transfer agent for any Warrant Shares issuable upon the exercise of Warrants pursuant to Section 7. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent stock certificates issuable upon exercise of outstanding Warrants, and the Company will supply such Transfer Agent with duly executed stock certificates for such purpose.

The Company covenants that all Warrant Shares issued upon exercise of the Warrants will, upon issuance in accordance with the terms of this Agreement, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, charges and security interests created by or imposed upon the Company with respect to the issuance and holding thereof.

Listing. The Company will use reasonable best efforts to list any Warrant Shares issued upon exercise of the Warrants on each securities exchange or market, if any, on which the Common Stock issued by the Company has been listed.

Adjustments and Other Rights of Warrants. If the Company exclusively issues shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or a share split or share combination, the Company will cause the Exercise Price to be adjusted based on the following formula:

$$EP_1 = EP_0 \times \frac{OS_0}{OS_1}$$

where:

EP_0	=	the Exercise Price in effect immediately prior to the Close of Business on the Record Date of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or share combination, as applicable;
EP_1	=	the Exercise Price in effect immediately after the Close of Business on the Record Date or immediately after the open of business on such effective date, as applicable;
OS_0	=	the number of shares of Common Stock outstanding immediately prior to the Close of Business on the Record Date or immediately prior to the Open of Business on such effective date, as applicable (before giving effect to any such dividend, distribution, split or combination); and
OS_1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 12 shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 12 is declared but not so paid or made, the Exercise Price shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Exercise Price that would then be in effect if such dividend or distribution had not been declared.

In case at any time or from time to time after the Issue Date while any Warrants remain outstanding and unexpired in whole or in part, the Company shall be a party to or shall otherwise engage in any transaction or series of related transactions constituting: (1) a merger of the Company into, a direct or indirect sale of all of the Company's equity to, or a consolidation of the Company with, any other Person in which the previously outstanding shares of Common Stock shall be (either directly or upon subsequent liquidation) cancelled, reclassified or converted or changed into or exchanged for securities or other property (including Cash) or any combination of the foregoing, or a sale of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole) (a "***Non-Surviving Transaction***"), or (2) any merger of another Person into the Company in which the previously outstanding shares of Common Stock shall be cancelled, reclassified or converted or changed into or exchanged for securities of the Company or other property (including Cash) or any combination of the foregoing (a "***Surviving Transaction***"; any Non-Surviving Transaction or Surviving Transaction being herein called a "***Transaction***") then:

if such Transaction is a Redomestication Transaction, as a condition to the consummation of such Redomestication Transaction, the Company shall cause such other Person to execute and deliver to the Warrant Agent a written instrument providing that:

(i)   so long as any Warrant remains outstanding and unexpired in whole or in part (including after giving effect to the changes specified under clause B.

below), such Warrant, upon the exercise thereof at any time on or after the consummation of such Redomestication Transaction, shall be exercisable (on such terms and subject to such conditions as shall be as nearly equivalent as may be practicable to the provisions set forth in this Agreement) into, in lieu of the shares of Common Stock issuable upon such exercise prior to such consummation, only the securities ("**Substituted Securities**") that would have been receivable upon such Redomestication Transaction by a stockholder of the number of shares of Common Stock into which such Warrant was exercisable immediately prior to such Redomestication Transaction assuming, in the case of any such Redomestication Transaction, if (as a result of rights of election or otherwise) the kind or amount of securities, Cash and other property receivable upon such Redomestication Transaction is not the same for each share of Common Stock held immediately prior to such Redomestication Transaction, such stockholder is a Person that is neither (I) an employee of the Company or of any Subsidiary thereof nor (II) a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be ("**Constituent Person**"), or an Affiliate of a Constituent Person;

(ii)   the rights and obligations of such other Person and the Holders in respect of Substituted Securities shall be changed to be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of shares of Common Stock; and

(iii)   such written instrument shall provide for adjustments which, for events subsequent to the effective date of such written instrument shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 12. The above provisions of this Section 12(a)(i) shall similarly apply to successive Transactions; or

if such Transaction is a Sale Transaction, then, at the effective time of the consummation of such Sale Transaction, any Warrants not exercised prior to the closing of such Sale Transaction shall automatically terminate and become void and shall be cancelled for no further consideration.

Adjustments to Number of Warrant Shares. Concurrently with any adjustment to the Exercise Price under this Section 12, the number of Warrant Shares for which each Warrant is exercisable will be adjusted such that the number of Warrant Shares for each such Warrant in effect immediately following the effectiveness of such adjustment will be equal to the number of Warrant Shares for each such Warrant in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Exercise Price in effect immediately prior to such adjustment and (ii) the denominator of which is the Exercise Price in effect immediately following such adjustment.

Deferral or Exclusion of Certain Adjustments. No adjustment to the Exercise Price or number of Warrant Shares for each Warrant shall be required hereunder unless such adjustment together with other adjustments carried forward as provided below, would result in an increase or decrease of at least one-tenth of one percent (0.1%) of the Exercise Price or Warrant Shares; *provided* that any adjustments which by reason of this Section 12(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made for a change in the par value of the shares of Common Stock or any other Common Stock Equivalents. All calculations under this Section 12(c) shall be made to the nearest one-one thousandth (1/1,000th) of one cent ($0.01) or to the nearest one-one thousandth (1/1,000th) of a share, as the case may be.

Restrictions on Adjustments. In no event will the Company adjust the Exercise Price or make a corresponding adjustment to the number of Warrant Shares for any Warrant to the extent that the adjustment would reduce the Exercise Price below the par value per share of Common Stock. No adjustment shall be made to the Exercise Price or the Warrant Shares for any Warrant for any of the transactions described in this Section 12 if the Company makes provision for Warrantholders to participate in any such transaction without exercising their Warrants on the same basis as holders of Common Stock and with notice that the Board of Directors determines in good faith to be fair and appropriate. If the Company takes a record of the holders of Common Stock for the purpose of entitling them to receive a dividend or other distribution, and thereafter (and before the dividend or distribution has been paid or delivered to stockholders) legally abandons its plan to pay or deliver such dividend or distribution, then thereafter no adjustment to the Exercise Price or the number of Warrant Shares for any Warrant then in effect shall be required by reason of the taking of such record.

In the event of a Cash exercise, the Company hereby instructs the Warrant Agent to record cost basis for newly issued shares of Common Stock in a manner to be subsequently communicated by the Company in writing to the Warrant Agent. In the event of a Cashless Exercise: the Company shall provide cost basis for shares issued pursuant to a Cashless Exercise at the time the Company provides the Cashless Exercise ratio to the Warrant Agent pursuant to Section 7(d) hereof.

Limitation on Exercise Rights.

Ownership Limitation. Notwithstanding anything to the contrary in this Agreement, no shares of Common Stock will be issued or delivered upon any proposed exercise of Warrant by a Warrantholder, and no Warrant of any Warrantholder will be exercisable, in each case to the extent, and only to the extent, that such issuance, delivery exercise or exercisability would cause such Warrantholder to become, directly or indirectly, a Beneficial Owner of a number of shares of Common Stock in excess of 19.99% of the total number of shares of Common Stock issued and outstanding immediately following such conversion (the "Beneficial Ownership Limitation"). For these purposes, beneficial ownership and calculations of percentage ownership will be determined in accordance with Rule 13d-3 under the Exchange Act. For purposes of this Section 13(a) only, a Person shall be deemed the "Beneficial Owner" of and shall be deemed to beneficially own any shares of Common Stock that such Person or any of such Person's affiliates (as defined in Rule 12b-2 under the Exchange Act) or associates (as defined in Rule 12b-2 under the Exchange Act) is deemed to beneficially own, together with any Common Stock beneficially owned by any other Persons whose beneficial ownership would be aggregated with such Person for purposes of Section 13(d) of the Exchange Act. Subject to the following proviso, for purposes of this Section 13(a) only, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder as in effect on the date hereof; provided, that the number of shares of Common Stock beneficially owned by such Person and its affiliates and associates and any other Persons whose beneficial ownership would be aggregated with such

Person for purposes of Section 13(d) of the Exchange Act shall include the number of shares of Common Stock issuable upon exercise or conversion of any of the Company's securities or rights to acquire the Common Stock, whether or not such securities or rights are currently exercisable or convertible or are exercisable or convertible only after the passage of time (including the number of shares of Common Stock issuable upon exercise of a Warrant in respect of which the beneficial ownership determination is being made), but shall exclude the number of shares of Common Stock that would be issuable upon (A) exercise of the remaining, unexercised portion of any Warrant beneficially owned by such Person or any of its affiliates or associates and any other persons whose beneficial ownership would be aggregated with such Person for purposes of Section 13(d) of the Exchange Act and (B) exercise or conversion of the unexercised or unconverted portion of any of the Company's other securities subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Person or any of its affiliates or associates and any other Persons whose beneficial ownership would be aggregated with such Person for purposes of Section 13(d) of the Exchange Act. Prior to providing a Warrant Exercise Notice, the Warrantholder shall request that the Company confirm the number of shares of Common Stock then outstanding, and the Company shall confirm such number of shares orally and in writing to such Warrantholder within two (2) Business Days of such request. Upon any exercise of a Warrant by a Warrantholder in accordance with Section 7, such Warrantholder will be deemed to have made a representation that such Warrantholder has evaluated the limitation set forth in this paragraph and determined that the issuance of the full number of shares of Common Stock requested in such conversion is permitted under this Section 13(a).

Share Cap. Notwithstanding anything to the contrary herein, the number of shares of Common Stock deliverable upon exercise of a Warrant shall not cause the aggregate number of Issued Underlying Shares to exceed the Share Cap unless the Company shall have obtained the Requisite Stockholder Approval, *provided,* that such Requisite Stockholder Approval shall be deemed obtained if 5635(a) of the Listing Rules (or its successor) does not require stockholder approval to issue the shares of Common Stock required to be issued upon exercise of the Warrants. Except as otherwise provided herein, if shares of Common Stock are not delivered as a result of the Share Cap, then the Company will deliver, in lieu of any shares of Common Stock otherwise deliverable, an amount of cash per share equal to the volume weighted average per share price of a share of Common Stock on the trading day immediately preceding the date the applicable Warrant Exercise Notice is delivered (such cash amount, the "Excess Amount") in full satisfaction of the exercise right, whether a partial exercise or exercise in full, as applicable; *provided,* that such Excess Amount shall not be payable prior to the date that is 91 days after the earlier of the maturity date of the notes issued under the Existing Indenture or the date the notes issued under the Existing Indenture are no longer outstanding.

No Fractional Shares. The Company shall not be required to issue Warrants to purchase fractions of Warrant Shares, or to issue fractions of Warrant Shares upon exercise of the Warrants, or to distribute certificates which evidence fractional Warrant Shares and no Cash shall be distributed in lieu of such fractional shares or rights. If more than one Warrant shall be presented for exercise in full at the same time by the same Warrantholder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a share would, except for the provisions of this Section 13, be issuable on the exercise of any

Warrants (or specified portion thereof), as applicable, such share shall be rounded to the next higher whole number.

Redemption. The Warrants shall not be redeemable by the Company or any other Person.

Required Notices to Warrantholders. In the event the Company shall:

take any action that would result in an adjustment to the Exercise Price and/or the number of shares of Common Stock issuable upon exercise of a Warrant pursuant to Section 12 or

consummate any Winding Up (as defined below);

consummate any Sale Transaction; or

make or declare, or fix a record date for the determination of stockholders of Common Stock entitled to receive, a dividend or any other distribution payable in securities of the Company, Cash or other property (each of (a), (b), (c) or (d) an "*Action*");

then, in each such case, the Company shall cause to be delivered to the Warrant Agent and shall direct the Warrant Agent to give written notice thereof to each Holder at such Holder's address appearing on the Warrant Register , in accordance with Section 20, a written notice of such Action. Such notice shall be given promptly after the earlier of (i) the effective date of such Action or (ii) in the case of any Action covered by clause (c) above, the date that is twenty (20) Trading Days prior to the closing of the relevant Sale Transaction; or (iii) in the case of any Action covered by clause (d) above, the date that is ten (10) Calendar Days prior to such record date.

If at any time the Company shall cancel any of the Actions for which notice has been given under this Section 16 prior to the consummation thereof, the Company shall give each Holder prompt notice of such cancellation in accordance with Section 21.

Merger, Consolidation or Change of Name of Warrant Agent. Any Person into which the Warrant Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Warrant Agent is a party, or any Person succeeding to the shareholder services business of the Warrant Agent or any successor Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any document or any further act on the part of any of the parties hereto, if such Person would be eligible for appointment as a successor Warrant Agent under the provisions of Section 18. If any of the Global Warrant Certificates have been countersigned but not delivered at the time such successor to the Warrant Agent succeeds under this Agreement, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and if at that time any of the Global Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Global Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Global Warrant Certificates shall have the full force provided in the Global Warrant Certificates and in this Agreement.

If at any time the name of the Warrant Agent is changed and at such time any of the Global Warrant Certificates have been countersigned but not delivered, the Warrant Agent whose name has changed may adopt the countersignature under its prior name; and if at that time any of the Global Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Global Warrant Certificates either in its prior name or in its changed name; and in all such cases such Global Warrant Certificates shall have the full force provided in the Global Warrant Certificates and in this Agreement.

Warrant Agent. The Warrant Agent undertakes only the duties and obligations expressly imposed by this Agreement and the Global Warrant Certificates, in each case upon the following terms and conditions, by all of which the Company and the Warrantholders, by their acceptance thereof, shall be bound:

The statements contained herein and in the Global Warrant Certificates shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the accuracy of any of the same except to the extent that such statements describe the Warrant Agent or action taken or to be taken by the Warrant Agent. Except as expressly provided herein, the Warrant Agent assumes no responsibility with respect to the execution, delivery or distribution of the Global Warrant Certificates.

The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Global Warrant Certificates to be complied with by the Company, nor shall it at any time be under any duty or responsibility to any Warrantholder to make or cause to be made any adjustment in the Exercise Price or in the number of Warrants Shares any Warrant is exercisable for (except as instructed in writing by the Company), or to determine whether any facts exist that may require any such adjustments, or with respect to the nature or extent of or method employed in making any such adjustments when made.

The Warrant Agent may consult at any time with counsel satisfactory to it (who may be counsel for the Company or an employee of the Warrant Agent), and the advice or opinion of such counsel will be full and complete authorization and protection to the Warrant Agent as to any action taken, suffered or omitted by it in accordance with such advice or opinion, absent gross negligence, bad faith or willful misconduct in the selection and continued retention of such counsel and the reliance on such counsel's advice or opinion (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction).

The Warrant Agent shall incur no liability or responsibility to the Company or to any Warrantholder for any action taken in reliance in good faith on any written notice, resolution, waiver, consent, order, certificate or other paper, document or instrument believed by it to be genuine and to have been signed, sent or presented by the proper party or parties. The Warrant Agent shall not take any instructions or directions except those given in accordance with this Agreement.

The Company agrees to pay to the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent under this Agreement in accordance with a fee schedule to be mutually agreed upon, to reimburse the Warrant Agent upon demand for all reasonable and documented out-of-pocket expenses, including counsel fees and other disbursements, incurred by the Warrant Agent in the preparation, administration, delivery, execution and amendment of this Agreement and the performance of its duties under this Agreement and to indemnify the Warrant Agent and save it harmless against any and all losses, liabilities and expenses, including judgments, damages, fines, penalties, claims, demands and costs (including reasonable out-of-pocket counsel fees and expenses), for anything done or omitted by the Warrant Agent arising out of or in connection with this Agreement except as a result of its gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction). The costs and expenses incurred by the Warrant Agent in enforcing the right to indemnification shall be paid by the Company except to the extent that the Warrant Agent is not entitled to indemnification due to its gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction). Notwithstanding the foregoing, the Company shall not be responsible for any settlement made without its written consent; *provided* that nothing in this sentence shall limit the Company's obligations contained in this paragraph other than pursuant to such a settlement.

The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense or liability. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery or judgment shall be for the ratable benefit of the Warrantholders, as their respective rights or interests may appear.

The Warrant Agent, and any member, stockholder, affiliate, director, officer or employee thereof, may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company is interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it was not the Warrant Agent under this Agreement, or a member, stockholder director, officer or employee of the Warrant Agent, as the case may be. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Agreement except in connection with its own gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, in no event will the Warrant Agent be liable for special, indirect, incidental, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Warrant Agent has been advised of the possibility of such loss or damage.

The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

The Warrant Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due and validly authorized execution hereof by the Warrant Agent) or in respect of the validity or execution of any Global Warrant Certificate (except its due and validly authorized countersignature thereof), nor shall the Warrant Agent by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of the Warrant Shares to be issued pursuant to this Agreement or any Warrant or as to whether the Warrant Shares will when issued be validly issued, fully paid and nonassessable or as to the Exercise Price or the number of Warrant Shares a Warrant is exercisable for.

Whenever in the performance of its duties under this Agreement the Warrant Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, the Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from an Appropriate Officer of the Company and to apply to such Appropriate Officer for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Warrant Agent and, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction), the Warrant Agent shall not be liable for any action taken, suffered to be taken, or omitted to be taken by it in accordance with instructions of any such Appropriate Officer or in reliance upon any statement signed by any one of such Appropriate Officers of the Company with respect to any fact or matter (unless other evidence in respect thereof is herein specifically prescribed) which may be deemed to be conclusively proved and established by such signed statement. The Warrant Agent shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from Company.

Notwithstanding anything contained herein to the contrary, the Warrant Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all Services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Warrant Agent as fees and charges, but not including reimbursable expenses, during the twelve (12) months immediately preceding the event for which recovery from Warrant Agent is being sought.

No provision of this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

If the Warrant Agent shall receive any notice or demand (other than notice of or demand for exercise of Warrants) addressed to the Company by any Warrantholder pursuant to the provisions of the Warrants, the Warrant Agent shall promptly forward such notice or demand to the Company.

The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys, accountants, agents or other experts, and the Warrant Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or the Warrantholders resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct in the selection and continued employment thereof (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction).

The Warrant Agent will not be under any duty or responsibility to ensure compliance with any applicable federal or state securities laws in connection with the issuance, transfer or exchange of the Warrants.

The Warrant Agent shall have no duties, responsibilities or obligations as the Warrant Agent except those which are expressly set forth herein, and in any modification or amendment hereof to which the Warrant Agent has consented in writing, and no duties, responsibilities or obligations shall be implied or inferred. Without limiting the foregoing, unless otherwise expressly provided in this Agreement, the Warrant Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Warrants or any other agreement between or among the parties hereto, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

The Warrant Agent shall not incur any liability for not performing any act, duty, obligation or responsibility by reason of any occurrence beyond the control of the Warrant Agent (including without limitation any act or provision of any present or future law or regulation or governmental authority, any act of God, war, civil disorder or failure of any means of communication, terrorist acts, pandemics, epidemics, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties).

In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, or is for any reason unsure as to what action to take hereunder, the Warrant Agent shall notify the Company in writing as soon as practicable, and upon delivery of such notice may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any Warrantholder or other Person for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Warrantholder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

The provisions of this <u>Section 17</u> shall survive the termination of this Agreement, the exercise or expiration of the Warrants and the resignation or removal of the Warrant Agent.

No provision of this Agreement shall be construed to relieve the Warrant Agent from liability for fraud, or its own gross negligence, bad faith or its willful misconduct (each as determined by a final non-appealable order, judgment, ruling or decree of a court of competent jurisdiction).

<u>Change of Warrant Agent</u>. If the Warrant Agent resigns (such resignation to become effective not earlier than thirty (30) calendar days after the giving of written notice thereof to the Company) or shall be adjudged bankrupt or insolvent, or shall file a voluntary petition in bankruptcy or make an assignment for the benefit of its creditors or consent to the appointment of a receiver of all or any substantial part of its property or affairs or shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay or meet its debts generally as they become due, or if an order of any court shall be entered approving any petition filed by or against the Warrant Agent under the provisions of bankruptcy laws or any similar legislation, or if a receiver, trustee or other similar official of it or of all or any substantial part of its property shall be appointed, or if any public officer shall take charge or control of it or of its property or affairs, for the purpose of rehabilitation, conservation, protection, relief, winding up or liquidation, or becomes incapable of acting as Warrant Agent or if the Board of Directors of the Company by resolution removes the Warrant Agent (such removal to become effective not earlier than thirty (30) calendar days after the filing of a certified copy of such resolution with the Warrant Agent and the giving of written notice of such removal to the Warrantholders), the Company shall appoint a successor to the Warrant Agent. If the Company fails to make such appointment within a period of thirty (30) calendar days after such removal or after it has been so notified in writing of such resignation or incapacity by the Warrant Agent, then any Warrantholder may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Notwithstanding the foregoing, the Warrantholders may remove the Warrant Agent (i) in their sole discretion, no more than once in any twelve (12) month period and (ii) at any time For Cause (as defined below), in each case, by written notice to the Company provided by Warrantholders holding a majority of the outstanding Warrants, in which case the successor Warrant Agent shall be specified by such Warrantholders and reasonably acceptable to the Company. Pending appointment of a successor to the Warrant Agent, the duties of the Warrant Agent shall be carried out by the Company. Any successor Warrant Agent shall be an entity, in good standing, incorporated under the laws of any state or of the United States of America. As soon as practicable after appointment of the successor Warrant Agent, the Company shall cause written notice of the change in the Warrant Agent to be given to each of the Warrantholders at such Warrantholder's address appearing on the Warrant Register. After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed. The former Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder and execute and deliver, at the expense of the Company, any further assurance, conveyance, act or deed necessary for the purpose. Failure to give any notice provided for in this <u>Section 18</u> or any defect therein, shall not affect the legality or validity of the removal of the Warrant Agent or the appointment of a successor Warrant Agent, as the case may be. For purposes of this Section 18, "For Cause" means acts or omissions of the Warrant Agent that constitute gross negligence, bad faith or willful misconduct in the fulfillment of its duties as set forth in this Agreement.

Warrantholder Not Deemed a Stockholder. Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Warrantholders thereof the right to vote or to receive dividends or to participate in any transaction that would give rise to an adjustment under Section 12 or to consent or to receive notice as stockholders in respect of the meetings of stockholders or for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

Notices to Company and Warrant Agent. Any notice or demand authorized or permitted by this Agreement to be given or made by the Warrant Agent or by any Warrantholder to or on the Company to be effective shall be in writing (including by facsimile or email, as applicable), and shall be deemed to have been duly given or made when delivered by hand, or when sent if delivered to a recognized courier or deposited in the mail, first class and postage prepaid or, in the case email or facsimile notice, when received, addressed as follows (until another address, facsimile number or email address is filed in writing by the Company with the Warrant Agent):

> FTAI INFRASTRUCTURE INC.
> 1345 Avenue of the Americas
> New York, New York 10105
> Attention: Ken Nicholson, Chief Executive Officer
>   Kevin Krieger, Managing Director
> Email: knicholson@fortress.com; kkrieger@fortress.com
>
> with a copy to (which shall not constitute notice):
>
> Skadden, Arps, Slate, Meagher & Flom LLP
> One Manhattan West
> New York, New York 10001
> Attention: Michael J. Schwartz; Faiz Ahmad; David A. Niemeyer
> E-mail address: michael.schwartz@skadden.com; faiz.ahmad@skadden.com; david.niemeyer@skadden.com

Any notice or demand pursuant to this Agreement to be given by the Company or by any Warrantholder to the Warrant Agent shall be sufficiently given if sent in the same manner as notices or demands are to be given or made to or on the Company (as set forth above) to the Warrant Agent at the office maintained by the Warrant Agent (the "***Warrant Agent Office***") as follows (until another address is filed in writing by the Warrant Agent with the Company, which other address shall become the address of the Warrant Agent Office for the purposes of this Agreement):

> [●]

Where this Agreement provides for notice to Warrantholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Warrantholder affected by such event, at the address of such Warrantholder as it appears in the Warrant Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Warrantholders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Warrantholder shall affect the sufficiency of such notice with respect to other Warrantholders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made by a method approved by the Warrant Agent as one which would be most reliable under the circumstances for successfully delivering the notice to the addressees shall constitute a sufficient notification for every purpose hereunder.

Where this Agreement provides for notice of any event to a Warrantholder of a Global Warrant Certificate, such notice shall be sufficiently given if given to the Depository (or its designee), pursuant to the rules and procedures of the Depository, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

Tax Matters.

The Company shall comply with all applicable tax withholding and reporting requirements imposed by any governmental and regulatory authority, and all distributions or other situations requiring withholding under applicable law (including deemed distributions) pursuant to the Warrants will be subject to applicable withholding and reporting requirements. Notwithstanding any provision to the contrary, the Company shall be authorized to: (a) take any actions that may be necessary or appropriate to comply with such withholding and reporting requirements, (b) apply a portion of any Cash distribution to be made under the Warrants to pay applicable withholding taxes, (c) holdback and liquidate a portion of any non-Cash distribution to be made under the Warrants to generate sufficient funds to pay applicable withholding taxes, (d) require reimbursement from any Warrantholder to the extent any withholding is required in the absence of any distribution, or (e) establish any other mechanisms the Company believes are reasonable and appropriate, including requiring Warrantholders to submit appropriate tax and withholding certifications (such as IRS Forms W-9 or any successor form) that are necessary to comply with this Section 21.

Dissolution, Liquidation or Winding Up.

Unless Section 12(a)(i) applies, if, on or prior to the Expiration Time, the Company (or any other Person controlling the Company) shall propose a voluntary or involuntary dissolution, liquidation or winding up (a "*Winding Up*") of the affairs of the Company, the Company shall give written notice thereof to the Warrant Agent and all Holders in the manner provided in Section 20 prior to the date on which such transaction is expected to become effective or, if earlier, the record date for such transaction. Such notice shall also specify the date as of which the stockholders of record of the Common Stock shall be entitled to exchange their Common Stock for securities, money or other property deliverable upon such dissolution, liquidation or winding up, as the case may be, on which date each Warrantholder shall receive the securities, money or other property which such Warrantholder would have been entitled to receive had such Warrantholder been the stockholder of record into which the Warrants were exercisable immediately prior to such dissolution, liquidation or winding up (net of the then applicable Exercise Price) and the rights to exercise the Warrants shall terminate.

Unless Section 12(a)(i) applies, in case of any Winding Up of the affairs of the Company, the Company shall deposit with the Warrant Agent any funds or other property which the Warrantholders are entitled to receive pursuant to this Section 22, together with instructions as to the distribution thereof. After receipt of such deposit from the Company and any such other necessary information as the Warrant Agent may reasonably require, the Warrant Agent shall make payment in appropriate amount to such Person or Persons as it may be directed in writing by each Warrantholder. The Warrant Agent shall not be required to pay interest on any money deposited pursuant to the provisions of this Section 22 except such as it shall agree with the Company to pay thereon. Any moneys, securities or other property which at any time shall be deposited by the Company or on its behalf with the Warrant Agent pursuant to this Section 22 shall be, and are hereby, assigned, transferred and set over to the Warrant Agent in trust; provided, that, moneys, securities or other property need not be segregated from other funds, securities or other property held by the Warrant Agent except to the extent required by law.

Supplements and Amendments. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and may not be amended, except in a writing signed by both of them. The Company and the Warrant Agent may from time to time amend, modify or supplement this Agreement or the Warrants with the prior written consent of Warrantholders holding at least a majority of the Warrant Shares then issuable upon exercise of the Warrants then outstanding, pursuant to a written amendment or supplement executed by the Company and the Warrant Agent; *provided, however*, that any amendment or supplement to this Agreement that would reasonably be expected to materially and adversely affect any right of a Warrantholder relative to the other Warrantholders of the shall require the written consent of each such Warrantholder. In addition, the consent of each Warrantholder affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in this Agreement). Notwithstanding anything to the contrary herein, upon the delivery of a certificate from an Appropriate Officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 24 and provided that such supplement or amendment does not adversely affect the Warrant Agent's rights, duties, liabilities, immunities or obligations hereunder, the Warrant Agent shall execute such supplement or amendment. Any amendment, modification or waiver effected pursuant to and in accordance with the provisions of this Section 24 will be binding upon all Warrantholders and upon each future Warrantholder, the Company and the Warrant Agent. In the event of any amendment, modification, supplement or waiver, the Company will give prompt notice thereof to all Warrantholders and, if appropriate, notation thereof will be made on all Global Warrant Certificates thereafter surrendered for registration of transfer or exchange.

Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Termination. This Agreement shall terminate at the Expiration Time. Notwithstanding the foregoing, this Agreement will terminate on such earlier date on which all outstanding Warrants have been exercised. Termination of this Agreement shall not relieve the Company or the Warrant Agent of any of their obligations arising prior to the date of such termination or in connection with

26

the settlement of any Warrant exercised prior to the Expiration Time. The provisions of Section 18, this Section 26, Section 27 and Section 28 shall survive such termination and the resignation or removal of the Warrant Agent.

Governing Law Venue and Jurisdiction; Trial By Jury. This Agreement and each Warrant issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such state. Each party hereto consents and submits to the jurisdiction of the courts of the State of New York and any federal courts located in such state in connection with any action or proceeding brought against it that arises out of or in connection with, that is based upon, or that relates to this Agreement or the transactions contemplated hereby. In connection with any such action or proceeding in any such court, each party hereto hereby waives personal service of any summons, complaint or other process and hereby agrees that service thereof may be made in accordance with the procedures for giving notice set forth in Section 20 hereof. Each party hereto hereby waives any objection to jurisdiction or venue in any such court in any such action or proceeding and agrees not to assert any defense based on lack of jurisdiction or venue in any such court in any such action or proceeding. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, proceeding or counterclaim as between the parties directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party hereto has represented, expressly or otherwise that such other party hereto would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 26.

Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrant Agent and the Warrantholders any legal or equitable right, remedy or claim under this Agreement, and this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Warrantholders.

Counterparts. This Agreement may be executed (including by means of facsimile or electronically transmitted portable document format (.pdf) signature pages) in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Headings. The headings of sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof and in no way modify or restrict any of the terms or provisions hereof.

Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, and the invalid, illegal or unenforceable provision shall be interpreted and applied so as to produce as near as may be the economic result intended by the parties hereto. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible; *provided, however*, that if such excluded provision shall materially and adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company.

<u>Meaning of Terms Used in Agreement.</u>

The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any references to any federal, state, local or foreign statute or law shall also refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) forms of the word "include" mean that the inclusion is not limited to the items listed; (c) "or" is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; and (e) provisions apply to successive events and transactions; (f) "hereof", "hereunder", "herein" and "hereto" refer to the entire Agreement and not any section or subsection.

The following terms used in this Agreement shall have the meanings set forth below:

"*$*" shall mean the currency of the United States.

"*Affiliate*" means, with respect to any Person, any other Person that, directly or indirectly, Controls or is Controlled by or is under common Control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; "*Affiliated*" shall have a correlative meaning.

"*Business Day*" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law or other governmental action to be closed in New York, New York.

"*Cash*" means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts in the United States. For the avoidance of doubt, "Cash" shall be United States Dollars unless United States Dollars are no longer accepted as legal tender for the payment of public and private debts in the United States.

"*Close of Business*" means 5:00 p.m., New York City time.

"*Common Stock Equivalent*" means any warrant, right or option to acquire any shares of Common Stock or other common equity of the Company or any security convertible into or exchangeable for shares of Common Stock or such other common equity of the Company.

"*Control*" means, with respect to any Person, (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or agency or otherwise, or

(ii) the ownership of at least 50% of the equity securities in such Person. "**Controlled**" shall have a correlative meaning.

"**Current Market Price**" means, in connection with a Cashless Exercise, dividend, issuance or distribution, the Volume Weighted-Average Price per share of Common Stock or other security for, unless the context requires otherwise, the twenty (20) Trading Days ending on, but excluding, the earlier of the date in question and the Trading Day immediately preceding the Ex-Date for such dividend, issuance or distribution. If the Common Stock is not traded on any U.S. national or regional securities exchange or quotation system, the Current Market Price shall be the price per share of Common Stock that the Company could obtain from a willing buyer for shares of Common Stock sold by the Company from authorized but unissued shares of Common Stock, as such price shall be reasonably determined in good faith by the Board of Directors.

"**Ex-Date**" means, when used with respect to any issuance of or distribution in respect of the Common Stock or any other securities, the first date on which the Common Stock or such other securities trade without the right to receive such issuance or distribution.

"**Exempt Issuance**" means (a) the Company's issuance or grant of shares of Common Stock or Common Stock Equivalents to employees, directors or consultants of the Company or any of its Subsidiaries as part of any incentive equity arrangement, *provided*, that the exercise price per share of Common Stock or Common Stock Equivalents of any such issuance or grant on the date of the issuance or grant is at least equal to the Grant Date Fair Value of such issuance or grant; (b) the Company's issuance of securities upon the exercise, exchange or conversion of any securities that are exercisable or exchangeable for, or convertible into, shares of Common Stock and are outstanding as of the Issue Date; *provided*, that such exercise, exchange or conversion is effected pursuant to the terms of such securities as in effect on the Issue Date; (c) the Company's issuance of the Warrants and any shares of Common Stock upon exercise of the Warrants and (d) the Company's issuance or grant of shares of Common Stock or Common Stock Equivalents on the Closing Date (as defined in the Original Subscription Agreement) to FIG LLC, its directors, officers, employees, service providers, consultants and advisors as contemplated by the Amended and Restated Management and Advisory Agreement dated as of July 31, 2022 between the Company and FIG LLC and as described in the Company's Information Statement dated July 15, 2022. For purposes of this definition, "consultant" means a consultant that may participate in an "employee benefit plan" in accordance with the definition of such term in Rule 405 under the Securities Act.

"**Grant Date Fair Value**" means the fair value per share of the issuance or grant of Common Stock or Common Stock Equivalents pursuant to the Company's incentive equity arrangements as determined in accordance with U.S. Generally Accepted Accounting Principles for purposes of reporting any such award in the Company's financial statements.

"**Issued Underlying Shares**" means the aggregate number of shares of Common Stock issued since the Initial Issue Date upon the conversion of Series B Preferred Stock and the exercise of Warrants or any other series of warrants issued pursuant to Section 5(b)(i) of the Certificate of Designations.

"**Listing Rules**" means the rules of the Nasdaq Stock Market LLC.

"**_Market Price_**" means (w) if in reference to cash, the current cash value on the date of measurement in U.S. dollars, (x) if in reference to equity securities or securities included within other property, which are listed or admitted for trading on a national securities exchange, the Volume Weighted-Average Price of a share (or similar relevant unit) of such securities as reported on the principal national securities exchange on which the shares (or similar relevant units) of such securities are listed or admitted for trading, or (y) in all other cases, the value as determined in good faith by the Board of Directors of the Company. In each such case, unless the context requires otherwise, the average price shall be averaged over a period of twenty-one (21) consecutive Trading Days consisting of the Trading Day immediately preceding the day on which the "Market Price" is being determined and the twenty (20) consecutive Trading Days prior to such day.

"**_Non-Sale Transaction_**" means any Transaction if holders of Common Stock as of immediately prior to such Transaction own, directly or indirectly and solely on account of their Common Stock, a majority of the equity of the purchasing entity, the surviving entity or its applicable parent entity immediately after the consummation of such Transaction.

"**_Open of Business_**" means 9:00 a.m., New York City time.

"**_Person_**" means any individual, corporation, limited partnership, general partnership, limited liability partnership, limited liability company, joint stock company, joint venture, corporation, unincorporated organization, association, company, trust, group or other legal entity, or any governmental or political subdivision or any agency, department or instrumentality thereof.

"**_Record Date_**" means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any Cash, securities or other property or in which Common Stock (or other applicable security) is exchanged for or converted into any combination of Cash, securities or other property, the date fixed for determination of holders of Common Stock entitled to receive such Cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

"**_Redomestication Transaction_**" means a Non-Surviving Transaction in which all of the property received upon such Non-Surviving Transaction by stockholders of the Company consists solely of securities, Cash in lieu of fractional securities and other de minimis consideration, and the stockholders of the Company immediately prior to such Non-Surviving Transaction are the only holders of the equity securities of the surviving Person immediately after the consummation of such Non-Surviving Transaction.

"**_Requisite Stockholder Approval_**" means the stockholder approval contemplated by Rule 5635(a) of the Listing Rules.

"**_Sale Transaction_**" means a Non-Surviving Transaction with or to a Third Party and excluding any Non-Sale Transaction or any Redomestication Transaction.

"**_Share Cap_**" means the 22,237,370 shares of Common Stock (such number of shares subject to proportionate adjustment for share dividends, share splits or share combinations with respect to the Common Stock).

"**_Subsidiary_**" means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other Subsidiary), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body, or (c) has the power to direct the business and policies.

"**_Third Party_**" means any Person or "group" (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of Persons, other than the Company or any of its Affiliates.

"**_Trading Day_**" means (i) if the applicable security is listed on the New York Stock Exchange, a day on which trades may be made thereon or (ii) if the applicable security is listed or admitted for trading on the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or other national securities exchange or market, a day on which the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or such other national securities exchange or market is open for business or (iii) if the applicable security is not so listed, admitted for trading or quoted, any Business Day.

"**_Volume Weighted-Average Price_**" means, with respect to any security and a period of Trading Days, (i) the volume weighted average price of such security during the regular trading session of each Trading Day during such period (including any extensions thereof, without regard to pre-open or after hours trading outside of such regular trading session) as reported by the principal U.S. national or regional securities exchange or quotation system on which such security is then listed or quoted, as published by Bloomberg at 4:15 P.M., New York City time (or 15 minutes following the end of any extension of the regular trading session), or (ii) if such volume weighted average price is unavailable or in manifest error as reasonably determined in good faith by the Board of Directors, the market value of one unit of such security during such period determined using a volume weighted average price method by an independent nationally recognized investment bank or other qualified financial institution selected by the Board of Directors and reasonably acceptable to the Warrant Agent.

[The next page is the signature page]

31

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the day and year first above written.

FTAI INFRASTRUCTURE INC.

By: _____
       Name:
       Title:

[●],
as Warrant Agent

By: _____
       Name:
       Title:

EXHIBIT A

FORM OF GLOBAL WARRANT CERTIFICATE

THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR UNDER STATE SECURITIES LAWS. NO OFFER, TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS FTAI INFRASTRUCTURE INC. (THE "COMPANY") RECEIVES (OR WAIVES THE REQUIREMENT TO RECEIVE) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

[VOID AFTER FEBRUARY 26, 2033]

This Global Warrant Certificate is held by The Depository Trust Company (the "*Depositary*") or its nominee in custody for the benefit of the beneficial owners hereof, and is not transferable to any Person under any circumstances except that (i) this Global Warrant Certificate may be exchanged in whole but not in part pursuant to Section 6(a) of the Warrant Agreement, (ii) this Global Warrant Certificate may be delivered to the Warrant Agent for cancellation pursuant to Section 6(h) of the Warrant Agreement and (iii) this Global Warrant Certificate may be transferred to a successor Depositary with the prior written consent of the Company.

Unless this Global Warrant Certificate is presented by an authorized representative of the Depositary to the Company or the Warrant Agent for registration of transfer, exchange or payment and any certificate issued is registered in the name of Cede & Co. or such other entity as is requested by an authorized representative of the Depositary (and any payment hereon is made to Cede & Co. or to such other entity as is requested by an authorized representative of the Depositary), any transfer, pledge or other use hereof for value or otherwise by or to any Person is wrongful because the registered owner hereof, Cede & Co., has an interest herein.

Transfers of this Global Warrant Certificate shall be limited to transfers in whole, but not in part, to nominees of the Depositary or to a successor thereof or such successor's nominee, and transfers of portions of this Global Warrant Certificate shall be limited to transfers made in accordance with the restrictions set forth in Section 6 of the Warrant Agreement.

No registration or transfer of the securities issuable pursuant to the Warrant will be recorded on the books of the Company until such provisions have been complied with.

CUSIP No.______________

No. ____________________ WARRANT TO PURCHASE ________ SHARES OF COMMON STOCK

FTAI INFRASTRUCTURE INC.

GLOBAL WARRANT TO PURCHASE COMMON STOCK

FORM OF FACE OF WARRANT CERTIFICATE

[VOID AFTER FEBRUARY 26, 2033]

This Warrant Certificate ("Warrant Certificate") certifies that [●] or its registered assigns is the registered holder (the "Warrantholder") of a Warrant (the "Warrant") of FTAI Infrastructure Inc., a Delaware corporation (the "Company"), to purchase the number of shares (the "Warrant Shares") of common stock, par value $0.01 per share (the "Common Stock") of the Company set forth above. This warrant expires upon the earlier of (i) 5:00 p.m., New York City time, on February 25, 2033 or, if such date is not a Business Day, the next subsequent Business Day or (ii) upon the consummation of a Sale Transaction (such date and time, the "Expiration Time"), and entitles the holder to purchase from the Company the number of fully paid and non-assessable Warrant Shares set forth above at the exercise price (the "Exercise Price") multiplied by the number of Warrant Shares set forth above (the "Exercise Amount"), payable to the Company either by certified or official bank or bank cashier's check payable to the order of the Company, or by wire transfer in immediately available funds of the Exercise Amount to an account of the Warrant Agent specified in writing by the Warrant Agent for such purpose, no later than the Expiration Time. The initial Exercise Price shall be $8.18. This Warrant is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

In lieu of paying the Exercise Amount as set forth in the preceding paragraph, subject to the provisions of the Warrant Agreement (as defined on the reverse hereof), each Warrant shall entitle the Warrantholder thereof, at the election of such Warrantholder, to exercise the Warrant by authorizing the Company to withhold from issuance a number of Warrant Shares issuable upon exercise of the Warrant which when multiplied by the Current Market Price of the Common Stock is equal to the aggregate Exercise Price, and such withheld Warrant Shares shall no longer be issuable under the Warrant, in accordance with the Warrant Agreement. Notwithstanding the foregoing, no Cashless Exercise shall be permitted if, as the result of such adjustment provided for in Section 12 of the Warrant Agreement at the time of such Cashless Exercise, Warrant Shares include a Cash component and the Company would be required to pay Cash to a Warrantholder upon exercise of Warrants.

No Warrant may be exercised after the Expiration Time. After the Expiration Time, the Warrants will become wholly void and of no value.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS WARRANT CERTIFICATE SET FORTH ON THE REVERSE HEREOF. SUCH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS THOUGH FULLY SET FORTH AT THIS PLACE.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed by its duly authorized officer.

Dated: _____

FTAI INFRASTRUCTURE INC.

By: _____
        Name:
        Title:

[●],
as Warrant Agent

By: _____
        Name:
        Title:

FORM OF REVERSE OF GLOBAL WARRANT CERTIFICATE

FTAI INFRASTRUCTURE INC.

The Warrant evidenced by this Warrant Certificate is a part of a duly authorized issue of Warrants to purchase a maximum of [●] shares of common stock issued pursuant to that certain Warrant Agreement, dated as of the Issue Date (the "Warrant Agreement"), duly executed and delivered by the FTAI Infrastructure Inc., a Delaware corporation, and [●], as Warrant Agent (the "Warrant Agent"). The Warrant Agreement hereby is incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the Warrantholders. A copy of the Warrant Agreement may be inspected at the Warrant Agent office and is available upon written request addressed to the Company. All capitalized terms used in this Warrant Certificate but not defined that are defined in the Warrant Agreement shall have the meanings assigned to them therein. In the event of a conflict between the provisions set forth in this Warrant Certificate and the provisions of the Warrant Agreement, the provisions of the Warrant Agreement shall govern and be controlling.

Warrants may be exercised to purchase Warrant Shares from the Company from the Issue Date until the Expiration Time, at the Exercise Price set forth on the face hereof, subject to adjustment as described in the Warrant Agreement. Subject to the terms and conditions set forth herein and in the Warrant Agreement, the Warrantholder evidenced by this Warrant Certificate may exercise such Warrant by:

> providing written notice of such election ("Warrant Exercise Notice") to exercise the Warrant to the Warrant Agent at the address set forth in the Warrant Agreement, "Re: Warrant Exercise", by hand or by facsimile, no later than the Expiration Time, which Warrant Exercise Notice shall substantially be in the form of an election to purchase Warrant Shares set forth herein, properly completed and executed by the Warrantholder;

> paying the Exercise Amount, together with any applicable taxes and governmental charges.

In lieu of paying the Exercise Amount as set forth in the preceding paragraph, subject to the provisions of the Warrant Agreement, each Warrant shall entitle the Warrantholder thereof, at the election of such Warrantholder, to exercise the Warrant by authorizing the Company to withhold from issuance a number of Warrant Shares issuable upon exercise of the Warrant which when multiplied by the Current Market Price of the Warrant Shares is equal to the aggregate Exercise Price in accordance with the Warrant Agreement, and such withheld Warrant Shares shall no longer be issuable under the Warrant.

In the event that upon any exercise of the Warrant evidenced hereby the number of Warrant Shares actually purchased shall be less than the total number of Warrant Shares purchasable upon exercise of the Warrant evidenced hereby, there shall be issued to the Warrantholder hereof, or such Warrantholder's assignee, a new Warrant Certificate evidencing a Warrant to purchase the Warrant Shares not so purchased. No adjustment shall be made for any

Cash dividends on any Warrant Shares issuable upon exercise of this Warrant. After the Expiration Time, unexercised Warrants shall become wholly void and of no value.

The Company shall not be required to issue fractions of Warrant Shares or any certificates that evidence fractional Warrant Shares.

Warrant Certificates, when surrendered by book-entry delivery through the facilities of the Depositary may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing a Warrant to purchase in the aggregate a like number of Warrant Shares.

No Warrants may be sold, exchanged or otherwise transferred in violation of the Warrant Agreement. The securities represented by this instrument (including any securities issued upon exercise hereof) have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state and were issued pursuant to an exemption from the registration requirement of Section 4(a)(2) of the Securities Act, such holder may not be able to sell or transfer any securities represented by this instrument (including any securities issued upon exercise hereof) in the absence of an effective registration statement relating thereto under the Securities Act and in accordance with applicable state securities laws or pursuant to an exemption from registration under such act or such laws.

The Company and Warrant Agent may deem and treat the registered holder hereof as the absolute owner of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone) for the purpose of any exercise hereof and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

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EXHIBIT B-1

FORM OF ELECTION TO EXERCISE BOOK-ENTRY WARRANTS

(TO BE EXECUTED UPON EXERCISE OF THE WARRANT)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Statement, to purchase _____ newly issued shares of Common Stock of FTAI INFRASTRUCTURE INC. (the "Company") at the Exercise Price of $8.18 per share, as adjusted pursuant to the Warrant Agreement.

The undersigned represents, warrants and promises that it has the full power and authority to exercise and deliver the Warrants exercised hereby. The undersigned represents, warrants and promises that it has delivered or will deliver in payment for such shares $_____ by certified or official bank or bank cashier's check payable to the order of the Company, or through a Cashless Exercise (as described below), no later than the Expiration Time.

☐ Please check if the undersigned, in lieu of paying the Exercise Price as set forth in the preceding paragraph, elects to exercise the Warrant by authorizing the Company to withhold from issuance a number shares issuable upon exercise of the Warrant which when multiplied by the Current Market Price of the common stock is equal to the aggregate Exercise Price, and such withheld shares shall no longer be issuable under the Warrant.

The undersigned requests that a certificate representing the shares of Common Stock be delivered as follows:

Name:_____

Address:

_____

_____

Delivery Address (if different):

_____

_____

If such number of shares of common stock is less than the aggregate number of shares of common stock purchasable hereunder, the undersigned requests that a new Book-Entry Warrant representing the balance of such Warrants shall be registered, with the appropriate Warrant Statement delivered as follows:

Name:_____

Address:

_____

_____

Delivery Address (if different):

_____

_____

Social Security or Other Taxpayer
Identification Number of Warrantholder:

_____

Signature

_____

Note: The above signature must correspond with the name as written upon the Warrant Statement in every particular, without alteration or enlargement or any change whatsoever. If the certificate representing the shares of common stock or any Warrant Statement representing Warrants not exercised is to be registered in a name other than that in which this Warrant is registered, the signature of the holder hereof must be guaranteed.

SIGNATURE GUARANTEED

By:

Signatures must be guaranteed by a participant in the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program.

EXHIBIT B-2

FORM OF ELECTION TO EXERCISE WARRANTS REPRESENTED BY GLOBAL
WARRANT CERTIFICATES
TO BE COMPLETED BY DIRECT PARTICIPANT
IN THE DEPOSITORY TRUST COMPANY
FTAI INFRASTRUCTURE INC.

Warrants to Purchase _____ Shares of Common Stock

(TO BE EXECUTED UPON EXERCISE OF THE WARRANT)

The undersigned hereby irrevocably elects to exercise the right, represented by _____ Warrants held for its benefit through the book-entry facilities of The Depository Trust Company (the "Depositary"), to purchase newly issued shares of Common Stock of FTAI INFRASTRUCTURE INC. (the "Company") at the Exercise Price of $8.18 per share, as adjusted pursuant to the Warrant Agreement.

The undersigned represents, warrants and promises that it has the full power and authority to exercise and deliver the Warrants exercised hereby. The undersigned represents, warrants and promises that it has delivered or will deliver in payment for such shares $_____ by certified or official bank or bank cashier's check payable to the order of the Company, or by wire transfer in immediately available funds of the aggregate Exercise Price to an account of the Warrant Agent specified in writing by the Warrant Agent for such purpose or through a Cashless Exercise (as described below), no later than the Expiration Time.

☐ Please check if the undersigned, in lieu of paying the Exercise Price as set forth in the preceding paragraph, elects to exercise the Warrant by authorizing the Company to withhold from issuance a number of shares issuable upon exercise of the Warrant which when multiplied by the Current Market Price of the Common Stock is equal to the aggregate Exercise Price, and such withheld shares shall no longer be issuable under the Warrant.

The undersigned requests that the shares of common stock purchased hereby be in registered form in the authorized denominations, registered in such names and delivered, all as specified in accordance with the instructions set forth below, provided that if the shares of common stock are evidenced by global securities, the shares of common stock shall be registered in the name of the Depositary or its nominee.

Dated: _____

NOTE: THIS EXERCISE NOTICE MUST BE DELIVERED TO THE WARRANT AGENT, PRIOR TO THE EXPIRATION TIME. THE WARRANT AGENT SHALL NOTIFY YOU (THROUGH THE CLEARING SYSTEM) OF (1) THE WARRANT AGENT'S ACCOUNT AT THE DEPOSITORY TO WHICH YOU MUST DELIVER YOUR WARRANTS ON THE EXERCISE DATE AND (2) THE ADDRESS, PHONE NUMBER AND FACSIMILE NUMBER WHERE YOU CAN CONTACT THE WARRANT AGENT AND TO WHICH WARRANT EXERCISE NOTICES ARE TO BE SUBMITTED.

NAME OF DIRECT PARTICIPANT IN THE
DEPOSITORY:

(PLEASE PRINT)

ADDRESS

CONTACT NAME:

ADDRESS:

TELEPHONE (INCLUDING INTERNATIONAL
CODE):

FAX (INCLUDING INTERNATIONAL CODE):

SOCIAL SECURITY OR OTHER TAXPAYER
IDENTIFICATION NUMBER (IF APPLICABLE):

ACCOUNT FROM WHICH WARRANTS ARE
BEING DELIVERED:

DEPOSITORY ACCOUNT NO.:

WARRANT EXERCISE NOTICES WILL ONLY BE VALID IF DELIVERED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THIS NOTIFICATION (OR AS OTHERWISE DIRECTED), MARKED TO THE ATTENTION OF "WARRANT EXERCISE". WARRANTHOLDER DELIVERING WARRANTS, IF OTHER THAN THE DIRECT DTC PARTICIPANT DELIVERING THIS WARRANT EXERCISE NOTICE:

NAME:
(PLEASE PRINT)

CONTACT NAME: _____

TELEPHONE (INCLUDING INTERNATIONAL
CODE): _____

FAX (INCLUDING INTERNATIONAL CODE): _____

SOCIAL SECURITY OR OTHER TAXPAYER
IDENTIFICATION NUMBER (IF APPLICABLE): _____

ACCOUNT TO WHICH THE SHARES OF
 COMMON STOCK ARE TO BE CREDITED: _____

DEPOSITORY ACCOUNT NO.: _____
_____

FILL IN FOR DELIVERY OF THE COMMON STOCK, IF OTHER THAN TO THE PERSON DELIVERING
THIS WARRANT EXERCISE NOTICE:

NAME: _____
(PLEASE PRINT)
ADDRESS _____

CONTACT NAME: _____

TELEPHONE (INCLUDING INTERNATIONAL
CODE): _____

FAX (INCLUDING INTERNATIONAL CODE): _____

SOCIAL SECURITY OR OTHER TAXPAYER
IDENTIFICATION NUMBER (IF APPLICABLE): _____
_____

NUMBER OF WARRANTS BEING EXERCISED _____

(ONLY ONE EXERCISE PER WARRANT EXERCISE
NOTICE)

Signature: _____

Name: _____

Capacity in which Signing: _____

Signature Guaranteed
BY: _____

Signatures must be guaranteed by a participant in the Securities Transfer
Agent Medallion Program, the Stock Exchanges Medallion Program
or the New York Stock Exchange, Inc. Medallion Signature Program.

EXHIBIT C

FORM OF ASSIGNMENT

(TO BE EXECUTED BY THE REGISTERED WARRANTHOLDER IF
SUCH WARRANTHOLDER DESIRES TO TRANSFER A WARRANT)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

Name of Assignee

Address of Assignee

_____ Warrants to purchase shares of Common Stock held by the undersigned, together with all right, title and interest therein, and does irrevocably constitute and appoint _____ attorney, to transfer such Warrants on the books of the Warrant Agent, with full power of substitution.

Dated
_____

Signature
_____

Social Security or Other Taxpayer
Identification Number of Assignee
_____

SIGNATURE GUARANTEED BY:
_____

Signatures must be guaranteed by a participant in the Securities Transfer
Agent Medallion Program, the Stock Exchanges Medallion Program
or the New York Stock Exchange, Inc. Medallion Signature Program.

Annex I
Restrictive Legend to the Preferred Stock Certificate

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS FTAI INFRASTRUCTURE INC. (THE "COMPANY") RECEIVES (OR WAIVES THE REQUIREMENT TO RECEIVE) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE DESIGNATIONS, RIGHTS, PREFERENCES, POWERS, RESTRICTIONS AND LIMITATIONS SET FORTH IN THE CERTIFICATE OF DESIGNATIONS OF SERIES B CONVERTIBLE JUNIOR PREFERRED STOCK FOR THE COMPANY FILED WITH THE SECRETARY OF STATE FOR THE STATE OF DELAWARE PURSUANT TO SECTION 151 OF THE DELAWARE GENERAL CORPORATION LAW (THE "SERIES B COD") AND THE DESIGNATIONS, RIGHTS, PREFERENCES, POWERS, RESTRICTIONS AND LIMITATIONS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES PARTY THERETO (THE "INVESTOR RIGHTS AGREEMENT"). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE SERIES B COD AND THE INVESTOR RIGHTS AGREEMENT. A COPY OF THE SERIES B COD AND THE INVESTOR RIGHTS AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO ANY HOLDER UPON REQUEST.

Schedule A
List of Disqualified Transferees